SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87
4 - NIRE (Corporate Registry ID)
35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2128-4700	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 - FAX 5098-7888	13 – FAX -	14 - FAX -
15 - E-MAIL RI@GOLNAWEB.COM.BR

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME LEONARDO PORCIUNCULA GOMES PEREIRA
2 - ADDRESS PÇA COMANDANTE LINEU GOMES S/N P3			3 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04626-020	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2128-4700	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 5098-7888	13 - FAX -	14 - FAX -
15 - E-MAIL RI@GOLNAWEB.COM.BR

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	4	10/01/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE JOSÉ DOMINGOS DO PRADO					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 022.486.308-83

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 09/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 09/30/2009
Paid-in Capital
1 - Common	137,033	133,199	114,197
2 - Preferred	133,205	132,140	114,197
3 - Total	270,238	265,339	228,394
Treasury Stock
4 - Common		0	0
5 - Preferred	454	454	1,574
6 - Total	454	454	1,574

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 3140 – Holding Company – Transportation and Logistics Services
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 – IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE PRICE WHEN ISSUED (in Reais)
17	01/19/2010	2,062,272	305	STOCK OPTION	29,532	10.3400000000
18	02/28/2010	2,062,272	83	STOCK OPTION	7,980	10.4100000000
19	03/31/2010	2,062,272	75	STOCK OPTION	7,090	10.5300000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2010	4 – 12/31/2009
1	Total Assets	8,793,816	8,720,120
1.01	Current Assets	2,488,915	2,403,204
1.01.01	Cash and Cash Equivalents	1,767,742	1,441,672
1.01.01.01	Cash and Cash Equivalents	1,159,849	1,382,408
1.01.01.02	Restricted Cash	457,878	18,820
1.01.01.03	Short-term Investments	150,015	40,444
1.01.02	Credits	430,029	605,433
1.01.02.01	Clients	317,058	519,308
1.01.02.01.01	Trade and Other Receivables	317,058	519,308
1.01.02.02	Others	112,971	86,125
1.01.02.02.01	Recoverable Taxes, net	112,971	86,125
1.01.03	Inventories, net	157,095	137,959
1.01.04	Others	134,049	218,140
1.01.04.01	Prepaid Expenses	94,474	124,728
1.01.04.02	Deposits	-	50,429
1.01.04.03	Other Current Assets	39,575	42,983
1.02	Non-current Assets	6,304,901	6,316,916
1.02.01	Long-Term Assets	1,705,325	1,759,418
1.02.01.01	Other Credits	1,696,222	1,742,114
1.02.01.01.01	Deposits	753,780	805,140
1.02.01.01.02	Prepaid Expenses	56,544	63,574
1.02.01.01.03	Restricted Cash	33,823	7,264
1.02.01.01.04	Deferred Income Taxes	852,075	866,136
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other Non-current Assets	9,103	17,304
1.02.01.03.01	Other Credits and Values	9,103	17,304
1.02.02	Permanent Assets	4,599,576	4,557,498
1.02.02.01	Investments	0	0
1.02.02.01.01	Affiliates	0	0
1.02.02.01.02	Affiliates - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.02	Property, Plant and Equipment	3,328,034	3,325,713
1.02.02.03	Intangible	1,271,542	1,231,785

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 09/30/2010	4 – 12/31/2009
2	Total Liabilities	8,793,816	8,720,120
2.01	Current Liabilities	1,563,596	2,439,258
2.01.01	Financial Liabilities	337,648	591,695
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	171,540	362,382
2.01.04	Taxes, Charges and Contributions	77,694	76,331
2.01.04.01	Sales Taxes and Landing Fees	77,694	76,331
2.01.05	Dividends Payable	577	186,416
2.01.06	Provisions	93,623	158,800
2.01.06.01	Mileage program	65,276	92,541
2.01.06.02	Provision	28,347	66,259
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	882,514	1,063,634
2.01.08.01	Salaries, Wages and Benefits	228,670	233,162
2.01.08.02	Tax obligations	44,456	57,277
2.01.08.03	Advance Ticket Sales	453,923	561,347
2.01.08.04	Advances from Customers	51,345	126,059
2.01.08.05	Other Current Liabilities	104,120	85,789
2.02	Non-current Liabilities	4,394,894	3,670,876
2.02.01	Long-Term Liabilities	4,394,894	3,670,876
2.02.01.01	Financial Liabilities	3,266,333	2,542,167
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	276,284	298,248
2.02.01.03.01	Smiles Deferred Revenue	190,387	221,414
2.02.01.03.02	Provisions	85,897	76,834
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	852,277	830,461
2.02.01.06.01	Advances from Customers	39,961	64,087
2.02.01.06.02	Tax Obligations	99,753	88,642
2.02.01.06.03	Deferred Taxes	621,111	562,303
2.02.01.06.04	Other non-current liabilities	91,452	115,429
2.03	Profit or Loss for Future Period	0	0
2.04	Minors Participation	0	0
2.05	Shareholders’ Equity	2,835,356	2,609,986
2.05.01	Issued Capital	2,182,007	2,062,272
2.05.02	Capital Reserve	60,263	60,263
2.05.02.01	Share Premium	31,076	31,076
2.05.02.02	Subsidiary Goodwill Special Reserve	29,187	29,187

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Accumulated Earnings	27,761	603,724
2.05.04.01	Legal Reserve	0	39,123
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Contingencies Reserve	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Retained Earnings	0	557,504
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Others Reserves	27,761	7,097
2.05.04.07.01	Share-based Payments	39,648	18,984
2.05.04.07.02	Treasury Shares	(11,887)	(11,887)
2.05.04.07.03	Share issued cost	0	0
2.05.05	Equity’s Evaluation Adjustment	3,774	818
2.05.05.01	Adjustments for Securities	3,774	818
2.05.05.02	Accumulated Adjustments for Conversion	0	0
2.05.05.03	Adjustments for Business Combination	0	0
2.05.06	Net Loss for the Period	561,521	(117,091)
2.05.07	Advances for Future Capital Increase	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
3.01	Operating Revenues	1,788,935	5,109,605	1,496,657	4,407,733
3.01.01	Passenger	1,601,145	4,579,864	1,268,513	3,901,400
3.01.02	Cargo and Other	187,790	529,741	228,144	506,333
3.02	Operating Deductions	0	0	0	0
3.03	Net Operating Revenue	1,788,935	5,109,605	1,496,657	4,407,733
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Operating Revenue Total	1,788,935	5,109,605	1,496,657	4,407,733
3.06	Operating Expenses/Revenue			(1,339,081)	(3,698,044)
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(1,601,736)	(4,673,717)	(1,397,570)	(4,113,606)
3.06.02.01	Salaries	(312,472)	(908,479)	(278,015)	(801,165)
3.06.02.02	Aircraft Fuel	(580,096)	(1,702,779)	(485,372)	(1,361,232)
3.06.02.03	Aircraft Rent	(130,403)	(416,757)	(152,345)	(506,239)
3.06.02.04	Maintenance and Repair Material	(134,003)	(368,371)	(69,508)	(268,918)
3.06.02.05	Landing Fees	(83,658)	(238,954)	(77,596)	(238,024)
3.06.02.06	Sales and Marketing	(90,713)	(260,974)	(101,824)	(270,472)
3.06.02.07	Aircraft and Traffic Servicing	(110,883)	(311,408)	(100,669)	(278,399)
3.06.02.08	Depreciation and Amortization	(63,253)	(207,383)	(47,245)	(116,407)
3.06.02.09	Other Operating Expenses	(96,255)	(258,612)	(84,996)	(272,750)
3.06.03	Financial Result	(20,308)	(267,252)	58,489	415,562
3.06.03.01	Financial Revenues	118,722	73,153	170,369	716,803
3.06.03.02	Financial Expenses	(139,030)	(340,405)	(111,880)	(301,241)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Profit before income taxes	166,891	168,636	157,576	709,689
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

3.08.02	Expenses	0	0	0	0
3.09	Income taxes expenses	(56,921)	(86,651)	(76,691)	(216,681)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minors Participation	0	0	0	0
3.15	Profit (loss) for the Period	109,970	81,985	77,885	493,008
	No. SHARES, EX-TREASURY (in thousands)	269,784	269,784	226,820	226,820
	EARNINGS (LOSS) PER SHARE	0.41	0.30	0.34	2.17

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009

4.01	Net cash provided by (used in) operating activities	(200,221)	238,228	91,947	(217,219)
4.01.01	Cash flows from operating activities	245,000	604,145	58,887	152,846
4.01.01.01	Net Income (loss) for the period	109,970	81,985	77,885	493,008
4.01.01.02	Depreciation and amortization	63,563	207,383	47,245	116,407
4.01.01.03	Allowance for doubtful accounts	1,085	5,673	(3,670)	7,715
4.01.01.04	Provisions for contingencies and others	16,209	9,238	(1,364)	7,350
4.01.01.05	Provision for inventory obsolescence	8,574	8,574	(61,932)	(207,091)
4.01.01.06	Deferred income taxes	58,028	67,201	79,955	216,681
4.01.01.07	Shared-based payments	6,287	20,664	1,033	3,529
4.01.01.08	Exchange and monetary variations, net	(63,023)	(3,244)	(163,520)	(697,992)
4.01.01.09	Interests on loans, net	103,890	242,768	(61,932)	(207,091)
4.01.01.10	Financial instruments, net	(30,594)	13,180	49,700	60,385
4.01.01.11	Smiles deferred revenues	(24,853)	(58,292)	(4,040)	85,237
4.01.01.12	Provision for return of aircraft	(8,346)	4,805	0	0
4.01.01.13	Other non-monetary	4,210	4,210	37,595	67,617
4.01.02	Changes in operating assets and liabilities	(445,221)	(365,917)	33,060	(370,065)
4.01.02.01	Trade and other receivables	(67,683)	196,578	(15,583)	(215,953)
4.01.02.02	Change in Inventories	1,003	(27,710)	36,057	5,358
4.01.02.03	Deposits	8,273	39,966	(11,485)	(198,865)
4.01.02.04	Other assets	4,709	11,609	14,624	65,152
4.01.02.05	Prepaid expenses, recoverable taxes and other credits	(21,335)	5,881	14,693	20,784

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

4.01.02.06	Accounts Payable	(294,121)	(190,842)	23,034	59,126
4.01.02.07	Advance ticket sales	24,086	(107,424)	52,157	(33,630)
4.01.02.08	Advance from customers	(101,502)	(128,686)	52,156	(33,992)
4.01.02.09	Salaries, Wages and Benefits			0	0
4.01.02.10	Tax obligation	22,757	17,740	14,616	69,919
4.01.02.11	Insurance	3,110	(40,404)	(452)	53,969
4.01.02.12	Sales Tax and Landing Fees	6,491	1,363	(4,406)	(27,457)
4.01.02.13	Other obligations	(2,302)	(26,570)	(112,455)	(205,496)
4.01.02.14	Interests paid	(29,814)	(97,968)	(29,896)	71,020
4.01.02.15	Income tax paid	1,107	(19,450)	0
4.01.03	Others	0	0	0	0
4.02	Net cash generated by (used in) investing activies	(557,051)	(865,166)	(181,601)	(317,878)
4.02.01	Short term investments	(109,986)	(109,571)	(67,023)	(238,221)
4.02.02	Restricted cash	(419,153)	(465,617)	(3,603)	159,496
4.02.03	Purchase of property, plant and equipment	(12,183)	(232,893)	(88,878)	(210,530)
4.02.04	Intangible assets	(15,729)	(57,085)	(22,097)	(28,623)
4.02.05	Short term investments	0	0	0	0
4.03	Net cash generated by (used in) financing activities	410,298	424,838	(68,252)	528,108
4.03.01	Debts	524,949	660,123	114,252	478,195
4.03.02	Payments of financial leases	(114,857)	(169,181)	(46,000)	(153,618)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

4.03.03	Dividends paid	0	(185,839)	0	0
4.03.04	Capital increase	206	119,735	0	203,531
4.04	Exchange rate	(11,167)	(20,459)	0	0
4.05	Net increase (decrease) in cash and cash equivalents	(358,141)	(222,559)	(21,402)	(6,989)
4.05.01	Cash and cash equivalents at beginning of the period	1,517,990	1,382,408	183,743	169,330
4.05.02	Cash and cash equivalents at end of the period	1,159,849	1,159,849	162,341	162,341

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

11.01 – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS	8 -ADJUSTMENTS TO ASSET VALUATION	9 – TOTAL CONTROLLERS' PARTICIPATION	10 – TOTAL NON CONTROLLERS' PARTICIPATION	11 – TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	2,181,801	48,376	0	33,361	451,551	(1,169)	2.713.920	0	2.713.920
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,181,801	48,376	0	33,361	451,551	(1,169)	2.713.920	0	2.713.920
5.04	Net Income / Loss for the period	0	0	0	0	109,970	0	109,970	0	109,970
5.05	Destinations	0	0	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0	0	0
5.06	Realization of Retained Earnings	0	0	0	0	0	0	0	0	0
5.07	Adjustments to Asset Valuation	0	0	0	0	0	4,943	4,943	0	4,943
5.07.01	Adjustments for Securities	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Other comprehensive income	0	0	0	0	0	4,943	4,943	0	4,943
5.08	Increase / Decrease on Capital Stock	206	0	0	0	0	0	206	0	206
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0	0	0
5.11	Others Equity Transactions	0	0	0	0	0	0	0	0	0
5.12	Others	0	0	0	6,287	0	0	6,287	0	6,287
5.12.01	Share-based payments	0	0	0		0	0	0	0	0
5.13	Final Balance	2,182,007	48,376	0	39,648	561,521	3,774	2,835,326	0	2,835,326

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

11.02 – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2009 (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS	8 -ADJUSTMENTS TO ASSET VALUATION	9 – TOTAL CONTROLLERS' PARTICIPATION	10 – TOTAL NON CONTROLLERS' PARTICIPATION	11 – TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	2,062,272	48,376	0	18,984	479,536	818	2,609,986	0	2,609,986
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,062,272	48,376	0	18,984	479,536	818	2,609,986	0	2,609,986
5.04	Net Income / Loss for the period	0	0	0	0	81,985	0	81,985	0	81,985
5.05	Destinations	0	0	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0	0	0
5.06	Realization of Retained Earnings	0	0	0	0	0	0	0	0	0
5.07	Adjustments to Asset Valuation	0	0	0	0	0	2,956	2,956	0	2,956
5.07.01	Adjustments for Securities	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Other comprehensive income	0	0	0	0	0	2,956	2,956	0	2,956
5.08	Increase / Decrease on Capital Stock	119,735	0	0	0	0	0	119,735	0	119,735
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0	0	0
5.11	Others Equity Transactions	0	0	0	0	0	0	0	0	0
5.12	Others	0	0	0	20,664	0	0	20,664	0	20,664
5.12.01	Share-based payments	0	0	0		0	0	0	0	0
5.13	Final Balance	2,182,007	48,376	0	39,648	561,521	3,774	2,835,326	0	2,835,326

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

	Three-month period ended September 30, (Unaudited)		Nine-month period ended September 30, (Unaudited)

	2010	2009	2010	2009

Income for the period	109,970	77,885	81,985	493,008

Other comprehensive income (loss)
Available for sale financial assets	435	1,056	(478)	3,712
Cash flow hedges	6,828	5,494	5,198	17,659
Income tax	(2,320)	(1,868)	(1,764)	(6,004)
	4,943	4,682	2,956	15,367

Total comprehensive income for the period	114,913	82,567	84,941	508,375

Transactions of the comprehensive income for the three-month and nine-month periods ended on September 30, 2010 and 2009 are provided below:

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on June 30, 2009	654	(9,609)	3,267	(5,688)
Losses realized in financial instruments transferred to the income	-	28,252	(9,606)	18,646
Fair value variation	1,056	(22,758)	7,738	(13,964)
Balance on September 30, 2009	1,710	(4,115)	1,399	(1,006)

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on June 30, 2010	1,222	(3,625)	1,234	(1,169)
Profits realized in financial instruments transferred to the income	-	(19,539)	6,645	(12,894)
Fair value variation	435	26,367	(8,965)	17,837
Balance on September 30, 2010	1,646	3,219	(1,086)	3,774

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on December 31, 2008	(2,002)	(21,774)	7,403	(16,373)
Losses / (profits) realized in financial instruments transferred to the income	(1,345)	35,461	(12,057)	22,059
Fair value variation	5,057	(17,802)	6,053	(6,692)
Balance on September 30, 2009	1,710	(4,115)	1,399	(1,006)

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on December 31, 2009	2,135	(1,995)	678	818
Losses / (profits) realized in financial instruments transferred to the income	(323)	20,455	(6,952)	13,180
Fair value variation	(155)	(15,257)	5,188	(10,224)
Balance on September 30, 2010	1,646	3,203	(1,086)	3,774

The accompanying notes are an integral part of the Quarterly Financial Information - ITR.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

1.    Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”) to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is the direct parent company of the wholly-owned subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides a finance support for its operational activities and settlement of obligations. GAC is the parent company of SKY and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located at Cayman Islands, which activities are related to obtaining funds to finance aircraft acquisition. The Sky was closed in June, 2010. The closure of SKY occurred after the liquidation of all funds raised by the company, considering that it was created with the specific objective of this funds.

Finance was established on March 16, 2006, according to the laws of Cayman Islands, and its activities are related to obtaining funds for aircraft acquisition and financing.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded in the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed with the adoption of differentiated corporate governance practices.

2.    Summary of significant accounting policies

The authorization for issue of these Interim Consolidated Financial Reporting – ITR occurred in the Board of Directors' meeting on August 09, 2010.

2.1 Basis of preparation

The Interim Consolidated Financial Reporting - ITR of the Company were prepared for the period ended on September 30, 2010, and comply with the International Accounting Standards (IAS) n. 34, related to Brazilian Accounting Practices CPC 21 which addresses the interim financial reporting.

IAS 34 requires the use of certain accounting estimates by the Company Management. The Interim Consolidated Financial Reporting - ITR were prepared based on historical cost except for certain financial assets and liabilities, which are measured at fair value.

These Interim Consolidated Financial Reporting - ITR do not include all the information and disclosures required in annual consolidated financial statements. Therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2009, and filed on March 11, 2010, which were prepared according to International Financial Reporting Standards – IFRS. There were no changes in the accounting practices adopted in December 31, 2009.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

2.2 Transition to IFRS

The Company adopted IFRS for the first time in its consolidated financial statements for the year ended December, 31, 2008, which includes comparative financial statements for the period ended December 31, 2007, for filing the 20–F Form at SEC (Security Exchange Commission).

As allowed by SEC and CVM (The Brazilian Securities Exchange Commission), and aiming to attend to the information needs of the market it operates in, the Company discloses its financial statements according to the International Financial Reporting Standards - IFRS as issued by “International Accounting Standards Board – IASB”, as well as according with the terms of the Brazilian Corporate Laws.

The Brazilian Corporate Laws are fulfilled by the Company through the disclosure, on September 30, 2010, of its Interim Consolidated Financial Reporting – ITR  in accordance with IFRS, instead of  the information prepared according to Brazilian Generally Accepted Accounting Principles (BRGAAP), in accordance with the Instruction CVM n.485/10, which changes the Instruction CVM n.457/07.

Instruction CVM n.457/07 requires the reconciliation of shareholders’ equity and the net profit of the financial statements of the controlling company according to accounting practices adopted in Brazil.

On March 31, 2010, the Company anticipated the adoption of all the mandatory accounting pronunciation until December 31, 2010, which converges with international accounting standards. The adjustments were made retrospectively as requested by the accounting standards. Therefore, there are no differences between the controlling company financial statements prepared according with accounting practices adopted in Brazil. and the consolidated financial statements prepared in accordance with IFRS.

3.    Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. By considering of the high portion of fixed costs, this seasonality tends to cause variations in our operational income from quarter to quarter.

4.    Cash and cash equivalents

	Consolidated
	09/30/10	12/31/09

Cash and bank deposits	294,651	84,262
Cash equivalents	865,198	1,298,146
	1,159,849	1,382,408

On September 30, 2010, cash equivalents refers substantially to certificates of bank deposits, government securities and fixed income funds, bearing interest rates of 95.0% to 104.0% of Certificado de Depósito Interbancário (Inter-bank Deposit Certificate - CDI). Since the first quarter of 2010, the Company started investing in open funds, and not more in exclusive funds as it previously did. Investment funds here refers to investments in quotas of fixed income and DI funds of top-class banks.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The composition of cash equivalents balance is presented below:

	Consolidated
	09/30/10	12/31/09

Bank deposit certificates	305,067	619,587
Government securities	55,157	582,710
Committed – Overnight	37,231	95,849
Investment funds	467,743	-
	865,198	1,298,146

These financial investments provide high liquidity and are promptly converted into known cash amount, and are subject to insignificant risk of value change.

5.    Restricted cash

Restricted cash is represented by guarantee to release the fourth issue of debentures, margin deposits guarantee linked to hedging transactions and loans from the Banco Nacional de Desenvolvimento Economico e Social (BNDES) and the Banco de Desenvolvimento de Minas Gerais (BDMG).On September 30, the restricted cash corresponded to R$457,878 (R$18,820 in the December 31, 2009) recorded in current assets and compose the following amounts: (i) R$400,000 as security to release the fourth issue of debentures made on September 30, reclassified on October 1st as cash equivalent, as described in note 16. (ii) R$24,055 relating to guarantee deposits at the BM&FBOVESPA for Future Dollar operations and, in the case of operations with oil derivatives and interest, deposited with banks which the contracts were made. The deposits are primarily invested in government securities bearing SELIC interest rate or another prime rate, and (iii) R$33,823 (R$7,264 at December 31, 2009), linked to loans from the BNDES and BDMG invested in DI securities bearing weighed average interest rate of 98.4% of CDI, and correspond to the requirement of guarantee deposits by the counterparties.

6.    Short term investments

	Consolidated
	09/30/10	12/31/09
Private bonds	209	16,307
Foreign bank deposits	149,806	22,312
Other	-	1,825
Total of available for sale assets	150,015	40,444

Financial assets classified as available for sale are basically comprised by investment funds for debt securities (FIDC) and foreign bank deposits (time deposits). These financial investments have average maturity term of 146 days, bearing interest at an average annual rate of 108.5% of CDI  and 11.0% per year.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

7.    Trade and other receivables

	Consolidated
	09/30/10	12/31/09
Local currency:
Credit card administrators	103,855	341,784
Travel agencies	169,160	123,884
Installments sales	49,423	57,491
Cargo agencies	17,868	14,220
Other	25,244	23,161
	365,550	560,540

Foreign currency:
Credit card administrators	5,787	4,273
Travel agencies	3,543	6,349
Cargo agencies	250	545
	9,580	11,167
	375,130	571,707

Allowance for doubtful accounts	(58,072)	(52,399)
	317,058	519,308

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	09/30/10	12/31/09
Balance at the beginning of the period	(52,399)	(44,698)
Additions	(22,986)	(41,366)
Irrecoverable amounts	5,329	17,672
Recoveries	11,984	15,993
Balance at the end of the period	(58,072)	(52,399)

The aging analysis of accounts receivable is as follows:

	Consolidated
	09/30/10	12/31/09
Falling due	293,429	498,684
Overdue until 30 days	7,785	10,172
Overdue 31 to 60 days	4,502	4,870
Overdue 61 to 90 days	5,784	2,350
Overdue 91 to 180 days	16,955	14,592
Overdue 181 to 360 days	142	9,492
Overdue above 360 days	46,533	31,547
	375,130	571,707

On September 30, 2010, accounts receivable from travel agencies amounting to R$17,364 (R$67,691 on December 31, 2009) are related to loan agreements guarantees.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

8.    Inventories

	Consolidated
	09/30/10	12/31/09
Consumables	16,781	11,040
Parts and maintenance materials	109,800	98,744
Advances to suppliers	27,999	25,086
Imports in progress	4,444	5,749
Other	15,247	5,942
Provision for obsolescence	(17,176)	(8,602)
	157,095	137,959

9.    Deferred and recoverable taxes

	Consolidated
	09/30/10	12/31/09
Recoverable taxes:
Current assets
ICMS (1)	6,709	4,711
Prepaid IRPJ and CSSL (2)	61,902	37,644
IRRF (3)	3,164	2,044
Withholding tax of public institutions	19,318	18,047
Value-added taxes – IVA (4)	5,262	5,071
Import tax	15,805	18,119
Other recoverable taxes	811	489
Total recoverable taxes - current	112,971	86,125

Deferred taxes:
Non-current assets
Credits on accumulated Income tax losses carryforward	342,079	346,725
Negative basis of social contribution	123,148	124,821
Temporary differences:
Mileage program	99,215	99,215
Provision for assets loss	170,373	170,351
Provision for doubtful accounts	19,108	17,207
Provision for judicial lawsuits	62,019	60,419
Return of aircraft	8,314	6,729
Others	27,819	40,669
Total deferred tax - non-current assets	852,075	866,136

Non-current liabilities
Brands	19,468	19,468
Rights of Flight	190,686	190,686
Maintenance deposits	167,313	151,820
Engine and rotable depreciation	108,192	83,427
Goodwill amortization reversal	44,681	25,532
Aircraft leasing operations	66,602	69,893
Others	24,169	21,477
Total deferred tax - non-current liabilities	621,111	562,303

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable net profits.

      CSLL: social contribution on taxable net profits, created to finance social programs and funds.

(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.

(4) IVA: Value-added tax for sales of goods and services abroad.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The Company and its subsidiary have tax losses and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, with no expiration term, in the amounts described below:

	Company (GLAI)		Subsidiary (VRG)
	09/30/10	12/31/2009	09/30/10	12/31/2009
Accumulated IRPJ tax loss	265,700	266,250	1,341,800	1,360,390
Negative basis of social contribution	265,700	266,250	1,341,800	1,360,390

On September 30, 2010, tax credits resulting from tax losses, negative basis of social contribution were recorded based on the firm expectation for generation of future taxable profits of the controller company and its subsidiary, in attention the legal limitations.

The forecasts for future taxable profits under tax losses and negative basis of social contribution, technically prepared and supported by the business plans and approved by the Company Management bodies, indicate the existence of taxable profits enough to realize recognized deferred tax credits within at most 10 years. As a consequence, the estimatives are subject to risk of not being confirmed in the future, by considering the uncertainties inherent to these provisions. By considering the twelve-month period from January 1 to December 31 each year, we present the forecast tax credits from tax losses and negative basis of social contribution to be utilized as follows:

	2010	2011	2012	2013	2014	2015	2018	Total
						to	to
						2017	2020
	(3 months)
VRG	39,600	68,898	66,524	65,310	64,182	151,698	-	456,212
GLAI	90	1,355	1,260	1,173	1,091	2,766	1,280	9,015

Additionally, the controller has GLAI the total tax credit of R$90,338. However the Company recognized an impairment charge of R$81,323 for claims that could be realized after 2020, according to the current scenario of the Company's growth projections.

The Management considers that the deferred tax assets resulting from temporary differences will be realized proportionally to the realization of provisions and final resolution of future events.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The reconciliation between income tax and social contribution, calculated by the application of statutory tax rate combined with values reflected in the income profit, as shown below:

	Consolidated
	09/30/10	09/30/09
Income before Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)	168,636	709,689
Combined tax rate	34%	34%
IRPJ and CSLL at combined tax rate	(57,336)	(241,294)
Adjustments for calculating the effective tax rate:
Benefit not established on tax loss	(16,107)	(72,938)
Non-deductible revenues of subsidiaries	(8,274)	(21,638)
Income tax on permanent differences:
Exchange variation on investments abroad	3,709	106,960
Other permanent differences	(8,643)	12,229
Income tax and social contribution expenses	(86,651)	(216,681)

Current income tax and social contribution	(19,450)	-
Deferred income tax and social contribution	(67,201)	(216,681)
	(86, 651)	(216,681)

10.  Prepaid expenses

	09/30/10	12/31/09

Deferred losses from sale-leaseback transactions	65,917	72,947
Prepayments of hedge awards	26,445	23,190
Prepayments of leasing	32,273	35,453
Prepayments of commissions	14,108	14,705
Prepayments of insurance	2,679	37,208
Others	9,596	4,799
	151,018	188,302

Current	94,474	124,728
Non-current	56,544	63,574

11.  Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future aircraft maintenance. The maintenance deposits paid under lease agreements exempt neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor. The Company maintains the right to select any third-part maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Based on regular analysis of deposit recoveries, Management believes that the values informed in the consolidated balance are refundable, and there are no indicators of  impairment of maintenance deposits, which balances on September 30, 2010 classified in non-current assets is R$492,098 (R$50,429 in current assets and R$472,244 in non-current assets on December 31, 2009).

Additionally, the Company holds contracts with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes deposits in guarantee on behalf of the leasing companies, which exercise occurs integrally upon the contract expiration date. On September 30, 2010, the balance of guarantee deposits for leasing contracts, classified in non-current assets, is R$148,894 (R$251,716 on December 31, 2009).

Judicial deposits

Judicial deposits substantially represent guarantees of related to tax claims under judgment until the resolution of conflicts related to them. The balances of judicial deposits on September 30, 2010, recorded in non-current assets totalled R$112,788 (R$81,180 on December 31, 2009).

12.  Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related part Breda Transportes e Serviços S.A. for the passenger and luggage transportation services between airports, and transportation of employees, to expire on November 16, 2010 and to be renewed at every 12 months by equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

The Subsidiary VRG also holds contracts with related part Expresso União Ltda., União Transporte de Encomendas e Comércio de Veículos Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações for providing passenger and luggage transportation services between airports, transportation of express cargoes, transportation of employees, graphic and consulting services, respectively, with 12-month validity terms without incurrence of financial charges.

During the three and nine-month period ended on September 30, 2010, VRG recognized total expense related to these services amounting to R$2,518 and R$7,936, respectively (R$2,876 and R$7,552 for the three and nine-month period ended on September 30, 2009). All the entities previously mentioned belong to the same business group.

Operational lease

VRG is the leassee of the property located at Rua Tamoios, 246, Sao Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., which contract expires on April 4, 2011, including clause of annual readjustment based on General Market Price Index (IGP-M) variation. During the three and nine-month period ended on September 30, 2010, VRG recognized total expense related to this rental amounting to R$110 and R$325 respectively (R$107 and R$321 for the three and nine-month period ended on September 30, 2009).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Commercial Agreement with Unidas Rent a Car

On May 2009, VRG signed commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides 50% discount to Unidas customers in the daily rental rates when they buy air travel tickets in flights operated by the subsidiary VRG in its website. The Chairman of the Board of Directors of the Company, Álvaro de Souza, is also a member of the board of directors of Unidas Rent a Car.

Accounts payable – current liabilities

On September 30, 2010, balances payable to related companies amounting to R$426 (R$688 on December 31, 2009) are included in the suppliers' balances and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Payments of key management personnel

	Three-month period ended		Nine-month period ended
	09/30/10	09/30/09	09/30/10	09/30/09
Salaries and benefits	3,479	3,625	9,614	9,014
Social charges	1,188	1,051	5,043	2,986
Share-based payments	6,287	1,971	20,664	2,696
Total	10,954	6,647	35,321	14,696

On September 30, 2010, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

Profit sharing plan

The Company maintains profit sharing plan and stock option plans for its employees. The profit sharing plan is conditioned to the economical-financial results measured by using performance indicators as basis, which assumes the achievements of performance goals of the Company, business units and individual units. On September 30, 2010, no provision was established, due to the losses incurred in the period.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of a stock option for key senior executive officers and employees. For the grants until 2009,  the options vest at a rate of 20% per year, and can be exercised up to 10 years after the grant date.

Due to changes brought to the Stock Option Plan of the Company's shares, approved by Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable 20% from the first year, additional 30% from the second and remaining 50% from the third year. The options under this Plan of 2010 also may be exercised within 10 years after the grant date.

The fair value of stock options was estimated at grant date using option-pricing model  of Black-Scholes.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%
Option duration (years)	10	10	10	10	10	10

(a) On April 2010 was granted 216,673 in addition to 2009.

(b) On April 2010 was approved additional awarding of 101,894, reffering to the 2010 plan.

Changes in the stock options as of September 30, 2010 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2009	849,354	26.59
Granted	2,991,313	19.92
Exercised	(28,446)	11.84
Cancelled	(346,956)	27.73
Options in circulation as of September 30, 2010	3,465,265	21.60

Number of options exercisable as of December 31, 2009	303,774	29.89
Number of options exercisable as of September 30, 2010	261,290	29.76

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of September 30, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of September/2009	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of September/2010	Weighted average exercise price
33.06	31,259	5	33.06	31,259	33.06
47.30	39,643	6	47.30	31,483	47.30
65.85	46,702	7	65.85	28,021	65.85
45.46	115,481	8	45.46	46,192	45.46
10.52	569,583	9	10.52	124,335	10.52
20.65	2,662,597	10	20.65	-	20.65
10.52-65.85	3,465,265	9.64	21.60	261,290	29.76

For the three and nine-month period ended in September 30, 2010, the Company registered an equity with stock options in the amount of R$6,287 and R$20,664 (R$1,033 and 3,529 for the period of three and nine-month ended on September 30, 2009), being the expense presented in the consolidated statements of operations as labor expenses.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

13.  Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings (loss) per share calculation should be the same for both shares.

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	Three-month period ended		Nine-month period ended
	09/30/10	09/30/09	09/30/10	09/30/09
Numerator
Net income (losses) in period	109,970	77.885	81,985	493.008

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	269,380	216,935	269,380	216,935

Effects of titles deductible
Executive option plan to purchase shares (in thousands)	374	60	374	60

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	269,754	216,995	269,754	216,995

Basic earnings per share	0.4082	0.3590	0.3043	2.2726
Diluted earnings per share	0.4077	0.3589	0.3039	2.2720

On September 30, 2010, the diluted profit per share is computed by considering the instruments that may have potential dilutive effect in the future, related to the share purchase option plan for 2009 and 2010, which had the period prices (R$10.52 and R$20.65, respectively) below the average market quotation of the period (“in-the-money”). Therefore there is dilutive effect related to these options to purchase shares in the amount of R$1,263.

On September 30, 2010 the total of 1,601,339 stock options have anti-dilutive effect (364,204 stock options on December 31, 2009).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

14. Property, plant and equipment

	09/30/10				12/31/09
	Annual weighted depreciation		Accumulated	Net	Net
	rate	Cost	depreciation	value	value
Flight equipment
Aircraft under financial leases	6%	2,305,306	(297,341)	2,007,965	2,021,083
Sets of replacement parts and spare engines	4%	760,568	(121,477)	639,091	548,411
Aircraft reconfigurations	4%	92,449	(56,717)	35,732	39,927
Aircraft and safety equipment	20%	1,285	(658)	627	682
Tools	10%	19,002	(4,807)	14,195	12,144
		3,178,610	(481,000)	2,697,610	2,622,247
Property and equipment in use
Vehicles	20%	7,554	(5,126)	2,428	2,472
Machinery and equipment	10%	22,717	(7,089)	15,628	14,231
Furniture and fixtures	10%	17,666	(6,761)	10,905	10,183
Computers and peripherals	20%	35,062	(21,743)	13,319	13,686
Communication equipment	10%	2,657	(1,084)	1,573	1,365
Facilities	10%	4,494	(2,111)	2,383	2,652
Maintenance center – Confins	7%	101,859	(10,576)	91,283	86,664
Improvements in third-part properties	20%	31,573	(11,628)	19,945	23,265
Works in progress	-	12,521	-	12,521	10,050
		236,103	(66,118)	169,985	164,568
		3,414,713	(547,118)	2,867,595	2,786,815

Advances for acquisition of aircraft	-	460,439	-	460,439	538,898
		3,875,152	(547,118)	3,328,034	3,325,713

Transactions of property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing	Replacement and spare parts	Advances for acquisition of property, plant and equipment	Others	Total
On December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	133,240	120,270	254,101	20,175	527,786
Disposals	-	(2,740)	(332,560)	(108)	(335,408)
Depreciation	(146,358)	(29,049)	-	(14,650)	(190,057)
On September 30, 2010	2,007,965	689,645	460,439	169,985	3,328,034

15.  Intangible assets

	Goodwill	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	57,083	57,083
Amortizations	-	-	-	(17,326)	(17,326)
Balance on September 30, 2010	542,302	63,109	560,842	105,289	1,271,542

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

16. Financial assets and liabilities

		Effective average interest rate (p.y.)	Consolidated
	Maturity	09/30/10	09/30/10	12/31/09
Current Assets
Local currency:
Working capital	Aug/10	-	-	160,000
BNDES loan	Jul/12	8.66%	14,352	14,352
BNDES loan Safra	Mar/14	11.46%	22,989	-
BDMG loan	Jan/14	8.05%	3,476	2,800
Interest			1,535	3,309
			42,352	180,461
Foreign currency (in U.S. Dollars):
Loan for advance for aircraft acquisition (PDP I)	Feb/10	-	-	111,585
Loan for advance for aircraft acquisition (PDP II)	Dec/10	2.74%	100,840	131,836
IFC loan	Jul/13	4.15%	42,355	14,510
FINIMP	Jun/11	2.69%	2,763	-
Interest			29,473	16,624
			175,431	274,555
			217,783	455,016

Financial Lease	Dec/21		119,865	136,679
Total current assets			337,648	591,695

Non-current assets
Local currency:
BNDES	Jul/12	8.66%	11,960	22,725
BNDES loan Safra	Mar/14	11.46%	78,159	-
BDMG	Jan/14	8.05%	27,892	10,056
Debentures	Set/15	12.63%	593,547	374,045
			711,558	406,826

Foreign currency (in American dollars)
IFC loan	Jul/13	4.15%	-	43,530
Senior bonus	Apr/17 – Jul/20	8.50%	848,873	360,993
Perpetual bonus	-	8.75%	302,641	310,079
			1,151,514	714,602
			1,863,072	1,121,428

Financial Lease	Dec/21		1,403,261	1,420,739
Total non-current assets			3,266,333	2,542,167
			3,603,981	3,133,862

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The due dates of long-term financial liabilities for the next periods start from October 1 to September 30 of the subsequent year, as follows:

					After
	2011	2012	2013	2014	2014	Total
Local currency
BNDES loan	3,588	8,372	-	-	-	11,960
Loan – Safra	6,167	28,899	28,899	14,194	-	78,159
BDMG and BDMG II loan	784	3,182	6,618	4,374	12,934	27,892
Debentures	(1,613)	(1,613)	(1,613)	(1,614)	600,000	593,547
	8,926	38,840	33,904	16,954	612,934	711,558
Foreign currency (U.S. Dollars)
Senior bonus	(1,264)	(1,264)	(1,264)	(1,265)	853,930	848,873
Perpetual bonus	-	-	-	-	302,641	302,641
Total	7,662	37,576	32,640	15,689	1,769,505	1,863,072

Working capital

With funds from operating cash flow and fund-raising through the issue of senior bonds denominated in U.S. dollars, the Company settled the credit lines for working capital, and the debt maturing in the next 36 months.

FINIMP Loan

On September 30, 2010, VRG had an amount of R$2,763 (US$1,631) proceeding from the Banco do Brasil. The amount will be used to finance import of rotables and aeronautics components. The loan has a term of one year and the amortization of principal and interests will occur in June 14, 2011. The interest rate related to this operation is Libor plus 1.5%.

BNDES loan – intermediated by Banco SAFRA

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds proceeding from the National Economic and Social Development Bank (BNDES), by its indirect transfer program “Finame Moderniza BK”. The funds will be aimed at the modernization of turbines in specialized Brazilian shops. The loan term is 48 months, with 6-month grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year. On September 30, 2010, the company has no assets as security for this credit line.

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds proceeding from the National Economic and Social Development Bank (BNDES), by its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May,2014 with 6-month grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year.

On September 27, 2010, was released to the VRG at Banco Safra R$ 33,705 value of which is on the third part of the line of credit with funds from the National Bank of Economic and Social Development (BNDS) through its program indirect transfer "Finame modernizes BK". The collection has a term of 48 months expiring in September 2014, the contract says

6 months grace period and monthly principal amortization. The monthly payment of interest is calculated based on the TJLP plus 5.5% per year.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

BDMG loan

On February 29, 2010, VRG achieved funds from BDGM (Development Bank of Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake Shop, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais. The total loan term is eight years with 36-month grace period and interests computed by using the IPCA (National Price Index Consumer) variation as basis plus 6% per year. The loan is monthly amortized within 60 months. The financing requires certificate of bank deposit as guarantee amounting at least to R$25,000.

Debentures

On September 30, 2010, the Company approved the fourth public issue of 600 debentures convertible into shares in a single series issued by VRG guaranteed by the Company, and without collateral at par value of R$1,000, totaling R$ 600,000. This issue is intended to prepay the third issue which occurred in May 2009 and provide the working capital needs of VRG. The issuance costs were R$6,453, which comprise the net amount of R$593,547 captured. The maturity of the bonds is 5 years from the date of issue and its depreciation will be entirely recognized on September 30, 2015. The debentures are paid at an interest rate of 118% of CDI.

This issue is subject to early redemption in whole or in part by his issue at any time at its discretion, with premium payment of 1.1% calculated as determined by its legal instruments.

Senior and Perpetual Bonus

On July 13, 2010, the Company through its subsidiary Finance, raised funds through issuance of senior notes denominated in U.S. dollars amounting to de R$525,510 (US$ 300 million) on the day of collection, due in 2020, interest at 8.50% per year, and have a personal guarantee of the Company and VRG. The issuance costs were in amount of R$12,635, comprising the net raised funds of R$512,875. The net funds were used to pay debt maturing in the next three years. The senior notes may be redeemed at face value after the lapse of five years from the date of issue.

Fair values of senior and perpetual bonus, on September 30, 2010, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in effect on the balance sheet closing date, are shown below:

	Consolidated
	Book	Market
Senior notes	848,873	892,463
Perpetual bonus	302,641	297,045

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Finance leases

Future payments for considerations of leasing contracts are established in US Dollars, on September 30, 2010 and December 31, 2009 as follows:

	09/30/10	12/31/09
2010 (3 months)	53,572	207,877
2011	212,938	206,823
2012	210,273	204,907
2013	209,244	204,053
2014	209,229	204,053
Beyond 2014	1,036,401	975,870
Total of minimum lease payments	1,931,657	2,003,583
Less: total interest	(398,002)	(446,165)
Present value of minimum leasing payments	1,523,126	1,557,418
Less: short-term installment	(119,865)	(136,679)
Long-term installment	1,403,261	1,420,739

The discount rate used to calculate the present value of the minimum leasing payments is 6.48% on September 30, 2010 (6.64% on December 31, 2009). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircrafts leased during 15 years, by using the SOAR (mechanism for extending the amortization and financing payment) structure, which enables performing calculated draw downs to be made for settlement by payment in full at the end of the leasing contract. On September 30, 2010 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$34,263 (R$24,617 on December 31, 2009).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, Natixis, BNDES and Banco do Brasil.

On September 30, 2010, the Company failed to comply with the covenants related to the IFC and therefore reclassified the balance of the loan term for the short term.

The Company reached the minimum parameters set with the other financial institutions required for the indexes in the nine months ended September 30, 2010.

17.  Advance ticket sales

On September 30, 2010, the balance of advance ticket sales of R$453,923 (R$561,347 on December 31, 2009) is represented by 2,530,036 tickets sold and not yet used with 92 days of average term of use (96 days on December 31, 2009).

18.  Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”). This program consists in the reward of mileage credits, though of accumulation of mileage credits by the passengers, to use in new travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company records the mileage credits allowed in deferred revenues account, based on the fair value of the mileage credits. The fair value of the mileage credit component is determined based (i) on weighted-average price of passenger tickets sold by VRG parted for mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners. The deferred revenue from the sale mileage credits and the mileage component of passenger ticket sales that approximates fair value is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium”) is recognized in income when the related marketing services are provided and classified as other revenue.

The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns.

On September 30, 2010, the balance of Smiles deferred revenue is R$65,276 and R$190,387 classified in the current and non-current liabilities, respectively (R$92,541 and R$221,414 on December 31, 2009).

19. Advances from customers

On September 30, 2009, the Company, by its subsidiary VRG, completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. by an Operational Agreement to issuing and managing credit cards in the “co-branded” format. As an integral part of the agreement, the Company initially received an amount of R$252,686 related to the purchase of miles of the mileage program, access rights and utilization of the program customers database. Until September 30, 2010, the Company received as advance purchase of miles of the SMILES program, an amount of R$178,800 from both financial institutions described above. The Company expects to receive the full amount within 5 years from the agreement date and also the remuneration conditioned by the right to access and use of the registration database, share of the revenue from the credit cards issued by the financial institutions and participation in revenues. On September 30, 2010, the balance registered in the advances to customers caption in the current liabilities, related to this agreement, corresponds to R$26,173, and R$39,961 in non-current liabilities.

On November 13, 2009, the Company throught its wholly-owned subsidiary VRG, signed a commercial agreement with Banco Santander (Brazil) S/A, during 13 months, amounting to R$34,500, for the non-exclusive acquisition of Smiles mileage, to be used in its reward program. On September 30, 2010, the balance registered in the advances to customers caption in the current liabilities, and related to this agreement, corresponds to R$2,921.

On July 27, 2009, the Company, throught its wholly-owned subsidiary VRG signed commercial agreement with the Travel Operator and Agency CVC Tur Ltda. (“CVC”), during 6 months, and amounting to R$50,000, to enable the sale of air travel tickets for flights operated by VRG, wich was extended by an amendment. This amendment was replaced by the commercial agreement signed on June 08,2010 in the amount of R$50,000, to enable the sale of national and international charters. On September 30, 2010, the balance registered in the advances to customers in the current liabilities, related to this agreement is R$22,251.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

20. Tax obligations

	Consolidated
	09/30/10	12/31/09

PIS and COFINS	74,106	63,971
REFIS	38,163	38,166
IOF	216	13,415
IRRF on wages and benefits	12,246	8,855
CIDE	369	4,593
ICMS	3,049	2,121
Import tax	4,024	2,455
Others	12,036	12,343
	144,209	145,919

Current	44,456	57,277
Non-current	99,753	88,642

21. Provisions

	Insurance provision	Return of aircraft	Onerous contracts	Litigation	Total
Balance on December 31, 2009	42,632	34,129	10,330	70,339	157,430
Recognized	1,252	14,621	358	13,446	29,677
Utilized	(43,723)	(9,959)	(636)	(18,545)	(72,863)
Balance on September 30, 2010	161	38,791	10,052	65,240	114,244

Current	161	24,454	3,732	-	28,347
Non-current	-	14,337	6,320	65,240	85,897

Insurance provision

Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº. 10.744/03. The insurance provision includes provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance.

The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases.

Onerous contracts

On September 30, 2010, the Company recorded a provision of R$10,052, with R$3,732 classified in current liabilities and R$6,320 in non-current liabilities (R$10,330 on December 31, 2009) for onerous operating lease contracts related to two Boeing 767-300 aircrafts that are out of operation and are maintained under operating lease. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimated may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The term of the leases ranges from 2 to 4 years.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Judicial lawsuits

On September 30, 2010, the Company and its controlled companies are involved in judicial lawsuits and administrative proceedings, totaling 16,185 distributed as follows: 9,729 civil claims, 1,291 administrative proceedings and 5,101 labor claims, including 64 civil and labor administrative proceedings.

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damage to baggage. The labor claims primarily consist of discussions related to overtime, hazard pay, hazard pay and pay differentials.

The lawsuits are classified into operation (those arising in the normal course of operations), Succession (those arising from the application for recognition of succession by obligations of the former Varig SA). According to this classification, the processes follow the following distribution:

	Operation	Sucession	Total
Civil judicial	9,196	533	9,729
Civil administrative	1,256	35	1,291
Labor judicial	1,357	3,744	5,101
Labor administrative	62	2	64
Total	11,871	4,314	16,185

The estimated obligations related to civil and labor suits are shown below:

	09/30/10	12/31/09
Civil	27,154	35,524
Labor	38,086	34,815
	65,240	70,339

Provisions are reviewed based on the evolution of the processes and history of losses through the current best estimate for labor and civil cases.

There are other suits evaluated by Management and by lawyers as possible risk, in the amount, estimated on September 30, 2010, of R$11,757 for civil claims (R$54,823 and R$1,731 or labor claims on December 31, 2009), which have no provisions recorded.

The Company is one of the parties in 4 labor claims in France, resulting from debts of former Varig S.A. During the period ended on September 30, 2010, the Company had favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provisioned) is approximately R$7,227 (corresponding to €2.1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract.

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the abovementioned imports is R$214,693 on September 30, 2010 (R$210,164 on December 31, 2009) monetarily adjusted, and not including arrears interests. Based on the evaluation of the subject by its legal counselors and supported on suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second half of 2007, the Company understands that chances of loss are remote, and thus did not make provisions for the referred values.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flow of the Company.

22. Shareholders’ equity

a)  Capital stock

On September 30, 2010, the capital of the Company is represented by 270,237,877 shares, with 137,032,734 common shares and 133,205,143  preferred shares. The Fundo de Investimento em Participações Volluto (before named Fundo de Investimento em Participações ASAS) is the Comapany’s controlling fund which is equally controlled by  Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	09/30/10			12/31/09
	Common	Preferred	Total	Common	Preferred	Total
Volluto Fund	100.00%	27.33%	64.18%	100.00%	26.96%	63.64%
Others	-	1.42%	0.70%	-	1.57%	0.78%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Alliance Bernstein L.P.	-	6.39%	3.15%	-	-	-
Market	-	64.52%	31.80%	-	71.13%	35.41%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on September 30, 2010 is R$4 billion. Within the authorized limit, the Company can, under approval by the Board of Directors, increase the capital stock independently from statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

At the discretion of the Board of Directors, the right for preference can be excluded, or reduced the term for its exercise, in the issuance of preferred shares, which placement is made by trade in stock exchange or public subscription, or also by exchange by shares, in public bid for shareholding acquisition, under the terms provisioned in the legislation. It is prohibited the issuance from beneficiary parties under the terms of the Company social statute.

Preferred shares do not have voting rights, except when occurring specific facts provisioned in the law. These shares have the preference below: priority in capital reimbursement, without Premium and right to be included in public bid as a result from control divestiture the same price paid by share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provision the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, merges and transactions with related parties.

During meeting of the Board of Directors conducted on March 11, 2010, it was approved increase of capital stock by R$185,839 (corresponding to the same amount of dividends related to the year ended on December 31, 2009), which allow the payment by private issuance of 7,622,584 shares (3,833,077 common shares and 3,789,507 preferred shares). With the expiration of legal terms for execution of the preferences’ right, and the other rights of shareholders, during meeting of the Board of Directors conducted on May 5, 2010. The referred increase of capital was partially subscribed, in the amount of R$119,066, with the issuance of 4,883,756 shares (3,833,076 common shares and 1,050,680 preferred shares), all of them nominative, registered, without nominal value. The issuance price of common and preferred shares was established in R$24.38 per common and preferred share, established based on the quotation of shares issued by the Company in Bolsa de Valores, Mercadorias e Futuros (Future Exchange) ("BM&FBovespa"), on May 5, 2010 remaining a balance of R$577 on September 30, 2010.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

On April 16, 2010 the Company paid dividends in the amount of R$185.839, as approved in the Meeting of the Board of Directors dated of March 11, 2010.

On June 09, 2010 was announced the acquisition of 8,748,89 prefered shares issued by the Company by shareholder Alliance Bernstein L.P. and its affiliate AXA Investment Managers, totalizing 6.57% of the preferred shares. This acquisition is related to a minority investment and not cause changes in the control composition neither in the administrative structure of the Company.

The quotation of shares of Gol Linhas Aéreas Inteligentes S.A., on September 30, 2010, in the Sao Paulo Stock Exchange – BOVESPA, corresponded to R$25.95, and US$15.72 in New York Stock Exchange – NYSE. The book value per share on September 30, 2010 is R$10.66 (R$10.71 on December 31, 2009).

b)  Treasury shares

On December 9, 2009, the Board of Directors approved the cancellation of 1,119,775 preferred shares maintained in treasury, amounting to R$29,293 and recordered in the reserve account. On September 30, 2010, the Company has 454,425 treasury shares, totaling R$11,887, with market price of R$11,792 (R$11,887 in shares at market price of R$11,851 on December 31, 2009).

c)  Share-based payments

For the three and nine-month period ended on September 30, 2010, the Company recorded expense with share-based compensation in shares amounting to R$6,287 and R$20,664 respectively (R$2,696 for the three and nine-month period ended on September 30, 2009), with balancing entry in the statement of income as personnel cost, as described in Note 12.

d) Other comprehensive income

The indication at fair price of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net from tax effects, until the contracts’ expirations. The balance on September 30, 2010 corresponds to gain of R$3,774 (gain of R$818 on December 31, 2009).

23. Sales Revenue

a) The net revenue for the period is composed as follow:

	Consolidated
	09/31/10	09/30/09
Passenger transportation	4,792,160	4,077,479
Other revenues	554,282	528,872
Gross revenue	5,346,442	4,606,351
Related taxes	(236,837)	(198,618)
Net revenue	5,109,605	4,407,733

b) Revenue by geographical segment is shown below:

	09/30/10%		09/30/09%
Domestic	4,789,851	93.7%	4,138,906	93.9%
International	319,754	6.3%	268,827	6.1%
Net income	5,109,605	100.0%	4,407,733	100.0%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

24. Commitments

The Company signed contract with Boeing for acquisition of aircrafts. On September 30, 2010 there are 104 firm orders, 10 purchase rights and 40 purchase options granted in non-charging mode. In at most one year, advances will be made for 17 aircrafts, with expected delivery until December 2012, and the other ones with expected delivery above 24 months. These advances are being financed by PDP II loans, with due dates in December 2010, as described in Note No. 16. The approximate value for firm orders, not considering the contractual discounts it is R$14,178,687 (corresponding to US$8,368,957). The commitments for purchase of aircrafts include estimations for contractual price increases during the construction phase. The portion financed by long-term loans, guaranteed by the aircrafts, by the US Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircrafts. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

The Company is making payments related to the acquisitions of aircrafts by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

Shown below is a summary of the payments related to commitments assumed with the acquisition of aircrafts for the next years since October 1 up to September 30 of subsequent year:

						After
	2010	2011	2012	2013	2014	2014	Total
Advances for aircraft acquisition	21,186	194,382	408,711	486,799	451,519	435,134	1,997,732
Commitments for aircraft acquisition	468,931	897,765	392,520	2,142,860	3,437,473	6,839,138	14,178,687
Total	490,117	1,092,147	801,231	2,629,659	3,888,992	7,274,272	16,176,419

The Company leases its entire fleet of aircrafts by combining mercantile, operational and financial leasing. On September 30, 2010, the total fleet was comprised by 121 aircrafts, including 86 with mercantile-operational leasing and 35 registered as mercantile-financial leasing. The Company has 29 aircrafts with financial leasing with purchase option. During the three-month period ended on September 30, 2010, the Company didn’t receive aircrafts based on mercantile financial leasing, and returned one 737-300, and there are four 737-300 aircrafts under returning processes.

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in US dollars, and on September 30, 2010, these obligations are shown below:

	09/30/10	12/31/09
2010 (3 months)	127,993	515,936
2011	509,930	489,655
2012	486,322	466,315
2013	418,141	402,497
2014	262,464	245,792
Beyond 2014	497,604	378,376
Total of minimum leasing payments	2,302,454	2,498,571

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

b)   Sale-leaseback transactions

During the 2006 accounting period, the Company earned gains with sale-leaseback transactions made by its subsidiary GAC Inc., for eight 737-800 Next Generation aircrafts. This gain is being deferred proportionally to the monthly payments of the respective mercantile-operational leasing contracts, by the contractual term of 124 months. On September 30, 2010, the balances registered in “other current and non-current liabilities obligations” caption correspond to R$7,564 and R$25,387, respectively (R$7,172 and R$29,653 on December 31, 2009).

During the accounting periods of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for nine aircrafts. These losses are being deferred and amortized proportionally to the payments of the respective mercantile leasing contracts by the contractual term of 120 months. On September 30, 2010, the balances registered in “advance expense in current and non-current assets” caption correspond to R$9,373 and R$56,544, respectively (R$9,373 e R$63,574 on December 31, 2009).

Additionally, during the nine months ended September 30, 2010, the total recognized as gains in income was R$17,765. The Company does not enter into transactions which generated gains on sale leaseback transactions in the three months ended September 30, 2010.

During the three and nine months ended September 30, 2010, the total losses recognized in income was R$2,055 and R$3,155, respectively.

25. Financial instruments

The Company and its controlled companies are exposed to market risks resulting from their operations and consider credit risks and market risks related to changes in fuel prices, exchange rate and interest rates as the most relevant ones.

The risk management program of the Company has the purpose of protecting against sudden increases of expenses related to market quotations, which may affect the Company competitiveness in a given period. These risks are managed by the utilization of financial instruments for protection available in the financial market, such as swaps, future contracts, exchange and petroleum options. The operations that involve fuel and interests hedge are contracted by international banks rated as low risk (average rating A+ according to Moody’s and Fitch agencies). The portion of derivative contracts involving fuel derivatives is performed at NYMEX and operations involving foreign currency are traded at BM&FBOVESPA. The utilization of these instruments is guided by the formal Risk Management Policy under management of the Company directors, Risk Policies Committee and Board of Directors.

The Risk Management Policy of the Company establishes controls, limits, as well as other follow-up techniques, especially mathematical models adopted for the ongoing monitoring of exposures, in addition to explicitly prohibit the performance of speculative operations using derivative financial instruments. The derivative financial instruments are used only with the purpose of protection (hedge). In addition, the Company does not perform operations with any kind of leverage.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Most of the financial instruments for the purpose of protecting against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented on the tables along this note.

Historically, the Company does not contract protection to cover its entire exposure, both for fuel consumption and exchange and interests exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees, and are periodically followed. This portion may reach the total exposure.

The Risk Policies Committee recommends, for approval of the Board of Directors, programs for contracting financial instruments aimed at protecting the Company against occasional market price variations related to fuel, exchange rate and interest rate risks, during 12 months on continuous bases, and may extend when the predetermined prices are reached.

The Company adopts hedge accounting for large portion of its financial instruments, according to the parameters described in brazilian Generally Accepted Accounting Principles - CPC 38. All the financial instruments contracted for protection purposes are formally identified by documentation upon the acquisition, so as to enable making them compatible with the requirements necessary for using the hedge accounting method. The Company classifies the financial instruments used for protection as "cash flow hedge", and recognizes, for the cash flow hedges, the variations of the fair market value of the effective derivative financial instruments in shareholders’ equity until the hedge object reaches its competence. The fair value variations of financial instruments denominated as fair value hedge are recognized as financial income or expense within the period. The company designates fair value hedge for the risk of exchange rate variation. The risks covered by cash flow are: the fuel price risk and exchange variation risk.

CPC 38 also requires the proof of effectiveness, in a prospective and retrospective way, of the financial instruments for containing the variation of protected cost and expense values. The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gain/loss variations in the fair value of financial instruments used as hedge and variation of expenses of the protected object. The effective hedge results in the contention of protected expense variation are entered in reducing accounts for protected expenses, by reducing or increasing the operating cost (except for interest hedge results), and the non-effective results are recognized as financial income or expense within the period. The instruments are recognized as ineffective when the variation in the value of derivatives is not between 80% and 125% of the price variation for the protected object. When the protected object is consumed and the respective derivative financial instrument is liquidated, non-realized gains or losses for these derivatives registered in shareholders’ equity are recognized in the result.

The Company also contracts derivative financial instruments not designated for hedge, that is, hedge accounting criteria are not used in this case. These contracts are swap-lock type derivatives for interests, which are used to protect against exposure, which are indicated in Libor interest rate referring to aircraft leasing operations. For these derivative instruments, the fair value variation is directly recognized as financial income or expense within the period.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The fair market value of swaps is estimated based on discounted cash flow methods, and the fair value of options is estimated based on the Black-Scholes model (adapted to commodities option in case of petroleum).

On September 30, 2010 the outstanding amount of premiums paid on stock options contracts is R$26,445, and are recorded in prepaid expenses.

The financial instruments were entered in the following captions of the balance sheet:

Description	Balance account	09/30/10	12/31/09
Fair value of derivatives (assets)	Other credits and amounts	74	24,113
Fair value of derivatives (liabilities)	Other obligations	20,087	(12,118)
Fair value of premiuns on stock options contracts (assets)	Prepaid expenses	26,445	23,190

The relevant information related to major risks affecting the Company operations are detailed below:

a)  Fuel price risk

Fuel represents significant parcel of the cost of airline companies, and thus is one of the major market risks in this industry. The aircraft fuel price is related to the variation of the petroleum price in the market.

Based on this information, the Company manages this risk by using strategies for contracting derivative financial instruments, aimed at providing protections against sudden and significant increases in the petroleum price. Aviation fuel consumed on September 30, 2010 and 2009 represented 36.4% and 33.1%, respectively, of the costs of services provided, Sales and administrative expenses of the Company.

Due to the low liquidity of aviation fuel derivatives traded in commodities exchange, the Company contracts crude oil derivatives to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices, which make the crude oil derivatives effective for compensating fluctuations in aviation fuel prices, so as to provide immediate protection. The fuel hedge purpose is protecting against future oscillations of fuel prices. Fuel hedge derivative contracts are performed at Nymex and over-the-counter (OTC) markets, with the following financial institutions: Barclays, British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, JP Morgan, MF Global and Morgan Stanley. On September 30, 2010, there are no financial assets linked to the guarantee margin in the contracting of fuel hedge derivative instruments.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

a)  Fuel price risk

	Consolidated
Final balance in:	09/30/10	12/31/09
Fair value at end of the period (R$)	18,010	18,588
Average term (months)	4	5
Volume protected for future periods (thousand barrels)	2,618	1,878
Losses with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(2,117)	-

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

	Three-Month period ended September,		Nine-Month period ended September,
Period ended September 30:	2010	2009	2010	2009
Gains with hedge ineffectiveness recognized in operating costs (R$)	217	-	217	-
Losses with hedge ineffectiveness recognized in other income (R$)	(1,040)	(52,583)	(5,456)	(119,056)
Gains (losses) with hedge ineffectiveness recognized in income (expense) for future skills (R$)	(8,939)	17,529	(37,130)	17,529
Total losses with hedge ineffectiveness recognized as expenses (R$)	(9,979)	(35,054)	(42,586)	(101,527)
Current percentage of exposure hedged during the period	57%	23%	43%	18%

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on September 30, 2010:

Market risk factor: Fuel price
Over-the-counter market
	4T10	1T11	2T11	3T11	4T11	Total
Percentage of fuel exposure hedged	53%	32%	10%	10%	5%

Nominal volume in barrels (thousands)	2,087	1,149	366	391	195	4,188
Nominal volume in liters (thousands)	331,791	182,668	58,187	62,161	31,001	665,808

Future rate agreed per barrel (US$) *	89.56	90.21	101.47	90.94	84.03	90.65

Total in Reais **	316,666	175,606	62,919	60,242	27,761	643,194

*  Weighted average between call strikes.

** The Exchange rate on 09/30/10 was R$1.6942/ US$1.00.

b)  Exchange rate risk

The Exchange rate risk refers to unexpected variation, in favorable or unfavorable way, of expenses and/or income, which values are linked to the fluctuation of foreign currencies. The Company exposure to foreign currency is primarily related to the operating activities and investments in foreign subsidiaries. The Company income is generated in Reais, except for a small part in Argentinean pesos, Aruba guilder, Bolivia boliviano, Chilean pesos, Colombian pesos, Paraguayan guarani, Uruguayan pesos and Venezuelan bolivars. However, the Company has a significant portion of its liabilities exposed to variation of the exchange rate of American dollars, particularly the ones related to aircraft leasing and funds instruments to finance aircraft acquisitions, and this requires contracting derivative financial instruments to mitigate this risk. The major expense accounts, which are object of exchange rate hedge, are expenses with fuel, leasing, maintenance, insurance and international IT services.

The contracts for derivative financial instruments for hedge of American dollars are executed with BM&FBOVESPA by using exclusive investment funds as the mean for contracting coverage for risks, as described in the Risk Management Policy of the Company.

In July 2010, the Company hires new derivative instruments with maturities of 90 days, these instruments were carried as protection of financial leasing contracts in U.S. Dollars, reported as liabilities. For this protection, the Company has designated the derivative contracts as hedges of fair value."

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

On September 30, 2010, the value of financial assets linked to margin deposits is R$55,896, represented by Brazilian government bonds.

The exchange exposure of the Company on September 30, 2010 and December 31, 2009 is shown below:

	Consolidated
	09/30/10	12/31/09
Assets
Cash, cash equivalents and short term investments	198,277	139,287
Deposits of leasing contracts	148,894	251,716
Advance expenses for leasing	32,273	35,453
Others	51,351	66,823
Total Assets	430,795	493,279
Liabilities
Foreign suppliers	24,483	30,077
Financial liabilities	1,523,126	989,157
Financial leasing payable	1,661,044	1,557,418
Other leases payable	30,573	38,708
Insurance premium payable	3	38,150
Total liabilities	3,239,229	2,653,510
Exchange exposure in R$	2,808,434	2,160,231

Obligations not registered in balance
Future obligations resulting from operating leases	1,997,732	2,498,571
Future obligations resulting from firm orders for aircraft acquisition	14,178,687	12,565,036
Total	16,176,419	15,063,607
Total exchange exposure R$	18,984,853	17,223,838
Total exchange exposure US$	11,205,792	9,891,935

The position of exchange derivative contracts designated as American dollar hedge by the Company (in thousands, except when otherwise indicated), is shown below:

	Consolidated
Final balance in:	09/30/10	12/31/09
Fair value at end of the period (R$)	(468)	982
Longer remaining term (months)	7	3
Volume protected for future periods (US$)	394,000	95,000
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	-	(294)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

	Three-Month period ended September,		Nine-Month period ended September,
Period ended:	2010	2009	2010	2009
Gains with hedge effectiveness recognized in operating costs and expenses (R$)	-	(669)	-	(669)
Gains (losses) with hedge ineffectiveness recognized in financial income (expenses) (R$)	(2,814)	15,804	(5,566)	43,810
Losses with hedge ineffectiveness recognized in financial income (expenses) for future competences (R$)	(24,925)	(904)	(27,164)	(904)
Total gains (losses) with hedge ineffectiveness recognized as financial income (expenses) (R$)	(27,739)	14,900	(32,730)	42,906
Current percentage of exposure hedged during the period	46%	23%	26%	12%

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses in American dollars, and the average rate contracted for the derivatives by competence period on September 30, 2010:

Market risk factor: American dollar exchange rate
Stock exchange market
	4T10	1T11	2T11	3T11	Total
Nominal value in American dollars	230,250	100,000	50,000	13,750	394,000

Future rate contracted	1,8258	1,8508	1,7804	1,7269	1,8229

Total in Reais	420,390	185,080	89,020	23,745	718,223

On September 30, 2010 Company ended the contract of  exchange swap (USD x CDI) to protect a credit line (working capital) against U.S. Dollar oscilation. This derivative was not designed to hedge accounting as determinated by the Administration because its maturity date occurred in the short term. During the three and nine months ended September 30, 2010, were recognized in financial losses  the amount of R$6,913 and R$6,063 respectively, for this operation.

c)  Credit risk

The credit risk is that in which the counterparty does not fulfill its obligations, thus generating financial loss for the Company.

The Company is exposed to credit risks resulting from its operating activities, especially in terms of accounts receivable, cash and cash equivalent, including bank deposits, financial assets classified as available for sale and derivatives financial instruments. The credit risks in terms of accounts receivable is minimized, because it is substantially represented by accounts receivable from the major credit card operators. The derivative financial instruments are realized with counterparts that have high ratings of agreement with evaluation made by Moody’s and Fitch agencies (average rating A+) or the instruments are contracted in commodities or future exchanges (BM&FBOVESPA and NYMEX). Also, the Company evaluates risks of counterparts and diversifies its exposure. The Company Management believes that the risk of failure in receiving the due amounts by its counterparties is not significant in derivative operations.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

d)  Interest rate risk

The Company results are not affected by fluctuations in the international interest rates due to the impact from such changes in mercantile leasing expenses. On September 30, 2010, the Company keeps interest swap-lock (swap term) derivative financial instruments to protect against oscillations of the interest rates for aircraft leasing contracts.

Interest rate hedge operations are performed by contracts with financial institutions rated as low risk. On September 30, 2010, the Company has open contracts with the Merrill Lynch financial institutions. On September 30, 2010 the Company has financial assets linked to margin deposits to hedge the value of R$1,982.

The position of interest derivative contracts designated as Libor interest hedge (in thousands, except when otherwise indicated), is shown below:

Final balance in:	09/30/10	12/31/09
Fair value at end of the period (R$)	-	(2,182)
Nominal value at end of the period (US$)	-	60,575
Nominal value at end of the period (R$)	-	105,474
Losses with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	-	(1,023)

	Three-Month period ended September,		Nine-Month period ended September,
	2010	2009	2010	2009
Gains (losses) with hedge effectiveness recognized in financial revenue (expenses) (R$)	115	156	(1, 398)	156

The position of interest derivative contracts not designated as hedge (in thousands, except when otherwise indicated), is shown below:

Final balance in:	09/30/10	12/31/09
Fair value at end of the period (R$)	(10,091)	(4,411)
Nominal value at end of the period (US$)	22,500	29,500
Nominal value at end of the period (R$)	38,120	51,365

	Three-Month period ended September,		Nine-Month period ended September,
	2010	2009	2010	2009
Gains (losses) with hedge effectiveness recognized in financial revenue (expenses) (R$)	(2,473)	5,764	(7,716)	5,764

The Company results are affected by fluctuations in the interest rates in force in Brazil, incurring on financial investments, short-term investments, obligations in Reais, assets and obligations indexed by dollar. These fluctuations affect the market value of financial instruments realized in Brazil, the market value of securities predetermined in Reais, and the compensation of cash and financial investment balances.

On September 30, 2010, the Company has future contracts for Inter-financial Deposit traded at BM&FBOVESPA, with nominal value of R$83,000, maximum term of 21 months and fair value gains amounting to R$29.

On September 30, 2010 the nocional value of derivative financial instruments not liquidated, the fair value and the impact of cash generated are summarized bellow:

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Description	Unity	Reference Value		Fair Value		Value	Value
		(Nocional)		(Reais)		Receivable/	Paiable/
		09/30/10	12/31/09	09/30/10	12/31/09	Received	Paid
Dolar:
Future Contracts:
Purchase Commitment	USD	208,750	35,750	(2,761)	(191)	3,686	14,059

Option Contracts:
Titleholder position – Purchase	USD	185,250	100,250	2,293	976	-	2,540

Term Contracts:
Swap Contracts (USD X CDI)	USD	-	-	-	-	-	6,063

Commodities – WTI NYMEX

Contrato de Opções:
Titleholder position – Purchase	Barrels	3,465	3,005	17,779	18,588	-	1,771
Titleholder and issued position – Collar	Barrels	65	-	231	-	-	-

Interest Rate – LIBOR
Term Contracts
Swap Contracts	BRL	38,120	156,839	(10,091)	(6,593)	-	731

e) Statement on sensitivity analysis of financial instruments

The sensitivity analysis of derivative financial instruments isolated from the fluctuation of the major risk factor considered the elements below:

•            The probable scenario is defined as the one expected by the Company Management, established by the volatility of each asset.

•            The possible adverse scenario considers deterioration of 25% in the major determining variation of the fair value for the financial instrument.

•            The remote adverse scenario considers deterioration of 50% in the major determining variation of the fair value for the financial instrument.

The tables below show the sensitivity analysis by the Company Management and the cash effect for derivative financial instruments open on September 30, 2010, based on the scenarios described above.

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Fuel	Decrease of WTI (NYMEX) price curve	US$ 79.97 /bbl	US$ 59.98 /bbl	US$ 39.99 /bbl
		R$ 18,010	R$ 3,021	R$ (1,500)
Dollar	Decrease of Dollar (BM&F) curve	R$ 1.6942 /US$	R$ 1.2707 /US$	R$ 0.8471 /US$
		R$ (468)	R$ (95,192)	R$ (187,627)
Libor	Decrease of Libor rate	0.463%	0.347%	0.231%
		R$ (10,091)	R$ (10,412)	R$ (10,732)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

In addition to the sensitivity analysis according to the abovementioned standards, the analysis of impact of the financial instrument quotation variation on the Company result and its shareholders’ equity is also performed, by considering:

•       Increase and decrease of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The table below shows the sensitivity analysis by the Company Management, on September 30, 2010 and 2009, based on the scenarios described above:

Fuel:

	Position on September 30, 2010		Position on September 30, 2009
Increase / (reduction) in fuel prices	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percentage)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(58.3)	(27.2)	(48.7)	(21.7)
(10)	58.3	40.6	48.7	32.1

Exchange – Dollar:

	Position on September 30, 2010		Position on September 30, 2009
Valuation / (devaluation) in US dollar /R$	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percentage rate)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(87.3)	(37.3)	(69.8)	(44.8)
(10)	87.3	28.4	69.8	37.8

Interest Rate – Libor:

	Position on September 30, 2010		Position on September 30, 2009
Increase / (reduction) in Libor interest rate for all the due dates	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
In percentage	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(0.0)	(0.0)	(0.1)	(0.1)
(10)	0.0	0.0	0.1	0.1

The following considerations are important to understand the sensitivity analysis by Management:

I)                   Operations with fuel derivative instruments:

On September 30, 2010, the Company holds Call, Collar and swap contracts for West Texas Intermediate (“WTI”) petroleum, which represent notional values of 3,530 barrels, respectively. These contracts have due dates between April 2010 and February 2011.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

The probable scenario by Management is that the WTI type petroleum price reaches an average value of US$79.97 per barrel, which would result in cash flow income of R$18,010, in case of contract liquidation. These instruments are entered in fuel cost reducing accounts when measured as effective, or entered in financial income when measured as ineffective.

Management estimates that the possible adverse scenario is the price reduction for the WTI-type petroleum to US$59.98 per barrel, and a remote adverse scenario in which the price may reach US$39.99 per barrel. In case of confirming the possible or remote scenarios and liquidation of contracts occurring on September 30, 2010, the Company would have gains of R$3,021 and losses of R$1,500, respectively.

II)        Operations with dollar derivative instruments:

On September 30, 2010, there are future dollar contracts with notional amount of R$353,664 (US$208,750), and dollar purchase option contracts with notional amount of R$313,851 (US$185,250). The maturity dates of future contracts range from October 2010 and July 2011, and the purchase option contracts range from October 2010 to May 2010.

The probable scenario for operations with future dollar contracts and dollar purchase option contracts is the expectation that the currency quotation reaches R$ 1.6942 per American dollar, which shall generate total net cash loss of R$468 (future contracts and purchase option contracts), thus compensating the payment of expenses related to dollar variation in case of contract liquidation on September 30, 2010.

For a possible scenario, the estimated dollar quotation would be R$1.2707 per American dollar, thus causing losses on the fair value of R$95,192, while the remote scenario considers currency devaluation to R$0.8471 per American dollar, thus generating losses on the fair value of R$187,627.

III)       Operations with interest rate derivative instruments

On July 2010 the Company settled the swap amortizing contracts previously signed with the purpose of protecting their aircraft rental costs of the changes in interest rates.

The Company has interest Swap-Lock contracts with notional amount of R$38,120 (US$22,500) with maturity dates between October 2022 and December 2022.

Management estimates that the probable scenario is that Libor rate reaches 0.463% per year, while for the possible and remote scenarios, the rates considered are 0.347% per year and 0.231% per year, respectively. The estimated fair value losses for the probable, possible and remote scenarios are R$10,091, R$10,412 and R$10,732, respectively.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

f)  Liquidity risk

The liquidity risk represents risk of shortage of funds aimed intended for debt payments. To prevent mismatches between accounts receivable and payable, the cash management policy of the Company establishes utilization limit of 20% for its investments with maturities in the same month, and the investment durations should not exceed the payment duration of the Company obligations.

For protection of future commitments, as shown in note 24, the Company uses derivative financial instruments with first line banks for cash management.

g)  Capital management

The table below shows the financial leverage rate on September 30, 2010 and December 31, 2009:

	09/30/10	12/31/09
Total equity	2,835,326	2,609,986
Cash and cash equivalents	(1,159,849)	(1,382,408)
Restricted cash	(457,878)	(18,820)
Other current financial assets	(150,015)	(40,444)
Loans and financing	2,080,855	1,576,444
Finance leases	1,523,126	1,557,418
Net debt (a)	1,836,239	1,692,190
Total Capital (b)	4,671,565	4,302,176
Leverage rate (a) / (b)	39%	39%

On September 30, 2010, the Company is committed to keep the value of cash and cash equivalent close to 25% of the net income of the last twelve months. The financial leverage rate did not have significant changes when compared with the period ended on December 31, 2009.

26. Non-cash transactions

The Company performed non-cash transactions resulting from investment and financing activities, and thus were not reflected in cash flow statements.

During the period of three and nine months ended September 30, 2010, the Company made advances for purchase of aircraft amounting to R$9,517 and R$58,426 and low of R$3,097 and R$195,749 respectively, included as assets which were financed directly by borrowing. For advances made during the three months ended September 30, 2010, the same advances have been made in money.

27.  Insurance coverage

On September 30, 2010, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum indemnifiable values indicated in American dollars, is shown below:

Aeronautical Model	Reais	Dollar
Guarantee – Fuselage/War	7,285,379	4,300,188
Civil Liability per occurrence/aircraft	2,964,850	1,750,000
Stocks (base and transit)	211,775	125,000

According to the Law No. 10.744, of October 09, 2003, the Brazilian government assumed the compromise of complementing occasional expenses of civil liability before third parties, caused by war acts or terrorist actions, occurred in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policy in force on September 10, 2001, limited to the equivalent amount in Brazilian Reais to one billion American dollars.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

1.     We have reviewed the accounting information included in the interim consolidated financial reporting of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) and subsidiaries for the quarter ended September 30, 2010, consisting of the consolidated balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, comments on performance and the explanatory notes, prepared under the responsibility of the Company’s Management.

2.     Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the main criteria adopted in the preparation of the interim consolidated financial reporting; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim consolidated financial reporting referred to in paragraph 1 for them to be in conformity with International Accounting Standard 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, the Brazilian Accounting Standards Committee (CPC) 21 - Interim Financial Statements and standards established by the Brazilian Exchange and Securities Commission (CVM), applicable to interim financial reporting.

4.     The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 9, 2010

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

The pages of the interim consolidated financial reporting, reviewed by us, are signed only for identification purposes.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

GOL Records Net Revenue of R$1.8bn and Operating Income Grows by 89% in 3Q10

Operating Income totaled R$187.2mm in the quarter, with an EBIT margin of 10.5%, 3.8 percentage points up on the same period in 2009.

       São Paulo, November 12, 2010 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2010 (3Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2009 (3Q09) and the second quarter of 2010 (2Q10).

Highlights

         GOL’s net revenue totaled R$1,788.9mm in 3Q10, 19.5% above the R$1,496.7mm recorded in 3Q09 and 12.5% up on the R$1,590.9mm posted in 2Q10, driven by higher demand, in turn fueled by dynamic fare management, which made flying more affordable for Brazil’s emerging middle class.

       Operating income (EBIT) stood at R$187.2mm, 88.9% up year-on-year and 226.9% more than in the previous quarter, with a margin of 10.5%, a 3.9 p.p. improvement over the 6.6% registered in 3Q09 and 6.9 p.p. above the 3.6% posted in 2Q10. This result reflects the upturn in demand in the domestic and international markets and the Company's continuous focus on reducing its operating costs.

       Third-quarter EBITDAR came to R$380.8mm (21.3% margin), 27.5% up on the R$298.7mm recorded in 3Q09 (margin of 20.0%), and 38.9% above the R$274.2mm reported in 2Q10 (margin of 17.2%).

       Total cash ended the quarter at R$1,767.7mm, an 11.2% increase  over 2Q10, and a massive 166.7% up on 3Q09, and equivalent to 26.3% of LTM net revenue, having already achieved its initial 2010 target of at least 25% of net revenue.

Destaques (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Net Revenue	1,788.9	1,496.7	19.5%	1,590.9	12.5%
Operating Expenses	(1,601.7)	(1,397.6)	14.6%	(1,533.6)	4.4%
Operating Income (EBIT)	187.2	99.1	88.9%	57.3	226.9%
Operating Margin	10.5%	6.6%	+3.8 pp	3.6%	+6.9 pp
EBITDAR	380.9	298.7	27.5%	274.2	38.9%
EBITDAR Margin	21.3%	20.0%	+1.3 pp	17.2%	+4.1 pp
Net Income (Loss)	110.0	77.9	41.2%	(51.9)	nm

        Continuing GOL’s strategy of fleet renewal and modernization, included in the growth plan, GOL signed an agreement to acquire up to 30 B737-800 NG with Boeing. With this, GOL will have 114 firm orders and 40 options, which advances for aircraft purchase will begin in 2012. The new aircraft order just complete the current fleet plan of the Company's fleet by 2014 without increasing its current capacity. The firm orders valued at approximately US$2.7 billion based on the aircraft list price are scheduled for delivery between 2014 and 2017.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

        In August 2010, GOL began operating in Montes Claros, the largest and most important city in the northern region of Minas Gerais state. The Company now flies to 52 destinations in Brazil, connecting the country’s most important cities, as well as 13 major destinations in South America and the Caribbean, with approximately 900 daily flights.

        GOL signed an interline agreement with the regional NOAR Linhas Aéreas, With the agreement, GOL began flying to Caruaru. The partnership will help the Company offer new direct connections among destinations in the Northeast of the country, expanding the regional penetration of its route network.

        In September 2010, GOL’s cargo transportation business unit, GOLLOG, opened a new cargo terminal in Congonhas, Brazil’s most important domestic airport, located in São Paulo. Equipped with larger and better-located facilities, the terminal makes it easier to load and unload cargo, as well as  facilitating customer access. Cargo revenue increased its share of ancillary revenues by 128.0% over 3Q09, from 2% to 3.6%.

        In July 2010 the Company successfully conducted a US$300mm senior note issue, yielding 9.25% p.a. and maturing in 2020. The proceeds are being used to repay existing debt due within the next three years. This initiative is part of the Company’s strategy of deleveraging its balance sheet through the generation of operating cash flow, extending its financial commitments to increase its financial resilience, and supporting consistent operational growth.

        At the close of 3Q10, GOL extended its financial commitments through the 4th Issue of Simple, Non-Convertible Debentures of VRG Linhas Aéreas S.A. (its operational unit) in the amount of R$600 million, with restricted placement efforts. The proceeds was used to pay the remaining balance of the debentures of the 3rd issue in the amount of R$378 million and will also be used to finance working capital.

        The Company continued to reduce its operating leverage and generate operating cash flow, ending the quarter with a leverage ratio (Adjusted Gross Debt / EBITDAR) of 5.6x, versus 6.6x in 3Q09 and 5.8x in 2Q10. GOL intends to reduce its leverage to less than 5.0x by the end of 2010 and 4.5x during the next 2 years. The Adjusted Net Debt/EBITDAR increased from 6.1x in 3Q09 to 4.3x in 3Q10, compared to 4.5x in 2Q10.

        GOL concluded the organizational development process begun in 2009, aiming to generate more operational synergies and streamline operations. The Technical Vice-Presidency is now headed by Captain Adalberto Bogsan, completing the natural succession process, in which Captain Fernando Rockert de Magalhães, the former Technical Vice-President, played an active role. Captain Rockert, whose professionalism and commitment is greatly appreciated by the Company, will continue to work for one of the companies in GOL's controlling group. In addition, the Supply area began reporting to the Customer and Employees Vice-Presidency, and the General Fleet Management area (Aviation Assets) began reporting to the Finance, Strategy and Information Technology Vice-Presidency.

        GOL received the following awards during the quarter:

▪ “IR Magazine Awards Brazil 2010” – GOL won “Most Progress in Investor Relations” category among those companies with the highest market cap in the country;

▪ “The Best of Dinheiro 2010” – “Best Company in the Transportation Service Sector” awarded by Istoé Dinheiro magazine; and

▪ “Capital Aberto Magazine Award” – “Best Company for Shareholders 2010”, in the R$5bn to R$15bn market cap category.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Management Comments

         GOL continues with its consistent growth trajectory, based on its efforts to provide an increasingly strong operation underpinned by its low-cost, low-fare philosophy, focusing on the domestic market. GOL’s management and Board believe the best route for the Brazilian aviation industry is to encourage demand and consistently improve profitability and indebtedness indicators.

         In 3Q10, the Company recorded demand growth of 23%, increased its operating income by 89% and reduced its main financial leverage indicators over the same period in 2009. These results reflect the Company’s three strategic expansion pillars, generating a sustainable virtuous cycle.

         GOL believes that the low-cost, low-fare operational model is ideal for a country with Brazil’s characteristics.

       Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Domestic Market	3Q10	3Q09	Var.%	2Q10	Var.%
ASK - GOL (billions)	10.1	9.0	11.9%	9.8	2.9%
ASK - Industry (billions)	25.8	21.5	19.5%	23.8	8.3%
RPK - GOL (billions)	7.2	6.1	17.7%	6.0	19.2%
RPK - Industry (billions)	18.4	14.5	27.0%	15.0	22.7%
Occupation - GOL (%)	71.1%	67.6%	+3.5 pp	61.4%	+9.7 pp
Occupation - Industry (%)	71.6%	67.4%	+4.2 pp	63.2%	+8.4 pp

International Market	3Q10	3Q09	Var.%	2Q10	Var.%
ASK - GOL (billions)	1.5	1.2	25.8%	1.3	20.2%
ASK - Industry (billions)	8.4	7.5	11.6%	7.6	10.7%
RPK - GOL (billions)	1.1	0.6	78.0%	0.7	47.1%
RPK - Industry (billions)	6.8	5.4	27.9%	5.6	21.4%
Occupation - GOL (%)	72.2%	51.1%	+21.2 pp	59.1%	+13.2 pp
Occupation - Industry (%)	81.3%	70.9%	+10.4 pp	74.1%	+7.2 pp

Yields and Demand

Even with growing demand in 3Q10, GOL’s yields reached 19.38 cents (R$), 2.4% up year-over-year, chiefly due to the Company’s focus on profitability. The 23.3% upturn in demand on its combined route network was still substantial, even though it led to a reduction in market share.

The 7.2% decline over 2Q10 was seasonal in nature, given that the third quarter has an increased share of leisure travelers who seek out low fares across the tourism industry. In the second quarter, on the other hand, business travelers make less use of forward bookings, thereby generating higher yields, albeit with normally the lowest load factors of the year.

Supply and Load Factor

         Once again demonstrating its disciplined capacity approach, GOL added less capacity than the industry as a whole (11.9%, versus the industry’s 19.5% in the year-over-year comparison) due to: (i) high aircraft productivity, which increased the fleet utilization rate from 12.1 in 3Q09 to 12.7 block hours/day in 3Q10; (ii) the 2.7% upturn in the average stage length; and (iii) the replacement of 11 B737-300s - around 145 seats with B737-800, which, in addition to having more seats (approximately 185), are more efficient (lower maintenance and fuel costs).

         As a result, GOL’s domestic load factor totaled 71.1% in 3Q10, 3.5 p.p. above the 67.6% reported in 3Q09. In comparison to 2Q10, capacity increased 2.9% accompanied by 9.7 p.p. upturn in the load factor from the 61.4% recorded in the previous quarter.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

         GOL’s international route network supply grew by 25.8% from 3Q09 to 3Q10 due to: (i)  higher fleet utilization (12.7 block hours/day in 3Q10 versus 12.1 in 3Q09); (ii) an  increase in the average stage length; (iii) the new international routes between Brazil and the Caribbean; and (iv) the use of 767-300 aircraft on international charter flights. Compared to 2Q10, supply grew by 20.2%, mainly due to seasonality (the second quarter is traditionally the least favorable of the year).

         As a result, GOL’s international load factor increased by 21.2 p.p. between 3Q09 (51.1%) and 3Q10 (72.2%). In comparison with 2Q10, the load factor increased by 13.2 p.p. from 59.1%.

Operating Data	3Q10	3Q09	Var.%	2Q10	Var.%
Revenue Passengers (000)	8,698	7,394	17.6%	7,248	20.0%
Revenue Passengers Kilometers (RPK) (mm)	8,266	6,706	23.3%	6,759	22.3%
Available Seat Kilometers (ASK) (mm)	11,595	10,213	13.5%	11,054	4.9%
Load Factor	71.3%	65.7%	+5.6 pp	61.1%	+10.1 pp
Break-Even Load Factor (BELF)	63.7%	61.3%	+2.4 pp	58.9%	+4.8 pp
Aircraft Utilization (Block Hours/Day)	12.7	12.1	5.3%	13.1	-2,8%
Average Fare (R$)	184.1	171.6	7.3%	194.6	-5.4%
Yield per Passenger Kilometer Net(R$ cents)	19.38	18.92	2.4%	20.87	-7.2%
Passenger Revenue per ASK (PRASK) (R$ cents)	13.81	12.42	11.2%	12.76	8.2%
Operating Revenue per ASK Net (RASK) (R$ cents)	15.43	14.65	5.3%	14.39	7.2%
Operating Cost per ASK (CASK) (R$ cents)	13.80	13.68	0.8%	13.87	-0.5%
Operating Cost, Excluding Fuel, per ASK (R$ cents)	8.79	8.93	-1.5%	8.70	1.1%
Departures	74,748	69,163	8.1%	72,970	2.4%
Average Stage Lenght (km)	920	896	2.7%	902	2.0%
Average Number of Operating Aircraft	112.0	109.3	2.5%	109.8	2.0%
Fuel Consumption (mm liters)	377	330	14.0%	351	7.2%
Full-Time Equivalent Employees at Period End	18,649	17,652	5.6%	18,686	0.2%
Average Exchange Rate (1)	1.75	1.87	-6.3%	1.79	-2.4%
End of Period Exchange Rate (1)	1.69	1.78	-4.7%	1.80	-6.0%
Inflation (IGP-M) (2)	7.9%	-0.4%	+8.3 pp	2.8%	+5.1 pp
Inflation (IPCA) (3)	3.6%	0.6%	+3.0 pp	3.1%	+0.5 pp
WTI (avg. per barrel, US$) (4)	76.21	68.14	11.8%	77.88	-2.1%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.55	0.47	16.5%	0.56	-2.5%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

       Net revenue totaled R$1,788.9mm in 3Q10, 19.5% up on the R$1,496.7mm recorded in 3Q09, and 12.5% more than the R$1,590.9mm reported in 2Q10, as shown below:

Net Revenue Breakdown (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Net Revenue	1,788.9	1,496.7	19.5%	1,590.9	12.5%
Passenger	1,601.1	1,268.5	26.2%	1,410.7	13.5%
Ancilliary	187.8	228.1	-17.7%	180.2	4.2%

       Third-quarter passenger revenue came to R$1,601.1mm, 26.2% more than the R$1,268.5mm posted in the same period last year, fueled by the 23.3% increase in demand, in turn due to the improved economic scenario in the region where GOL operates, as well as the Company’s own competitive advantages, including: (i) dynamic fare management, benefiting leisure travelers, who can buy their tickets in advance; (ii) increased frequency between Brazil’s leading domestic airports; and (iii) the SMILES mileage program, which currently has more than 180 commercial partners and more than seven million members, given that most of its miles are converted into tickets.

       Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc) fell by 17.7% year-over-year, accounting for 10.5% of net revenue, mainly due to the non-recurring revenue amounting R$50mm related to the co-branded SMILES card agreement with Bradesco and Banco do Brasil recorded in 3Q09. If we ignore this last year’s non-recurring revenue, ancillary revenues increased by 5.4%, due to: (i) the 128.0% upturn in cargo revenue as a result of the country’s improved economic situation; and (ii) the 60.1% increase in revenue from the buy on board service. These factors were offset by the 12.1% and 29.0% decline in flight cancellation revenue and revenue from excess baggage, respectively.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

       Compared to 2Q10, ancillary revenues grew by 4.2%, chiefly due to the 10.4% growth in excess baggage revenue as a result of increased traffic volume in 3Q10. These factors were offset by the 5.8% and 2.1% fall in revenue from cargo and flight cancellations and rebooking, respectively.

       Even with the 13.5% capacity increase between 3Q09 and 3Q10, RASK (revenue per available seat kilometer) grew by 5.3% due to the 2.4% upturn in yields and the 5.6 p.p. growth in the load factor, which rose from 14.65 cents (R$) in 3Q09 to 15.43 cents (R$) in 3Q10. In comparison with the 14.39 cents (R$) recorded in 2Q10, RASK increased by 7.2% due to the 10.1 p.p. period upturn in the load factor (offset by the 7.2% decline in yields).

Operating Costs and Expenses

Operating Expenses (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Fuel	(580.1)	(485.4)	19.5%	(571.7)	1.5%
Salaries, Wages and Benefits	(312.5)	(278.0)	12.4%	(311.6)	0.3%
Aircraft Rent	(130.4)	(152.3)	-14.4%	(136.5)	-4.5%
Aircraft Insurance	(11.5)	(13.3)	-13.6%	(11.3)	1.8%
Sales and Marketing	(90.7)	(101.8)	-10.9%	(88.1)	2.9%
Landing Fees	(83.7)	(77.6)	7.8%	(77.2)	8.4%
Aircraft and Traffic Servicing	(110.9)	(100.7)	10.1%	(101.4)	9.3%
Maintenance, Materials and Repairs	(134.0)	(69.5)	92.8%	(97.4)	37.6%
Depreciation and Amortization	(63.3)	(47.2)	33.9%	(80.4)	-21.3%
Other Operating Expenses	(84.8)	(71.7)	18.2%	(58.0)	46.1%
Total Operating Expenses	(1,601.7)	(1,397.6)	14.6%	(1,533.6)	4.4%
Operating Expenses Ex-Fuel	(1,021.6)	(912.2)	12.0%	(961.9)	6.2%

         Operating costs totaled R$1,601.7mm in the quarter, 14.6% up on 3Q09, chiefly due to: (i) higher expenses from engine maintenance as a result of the increase in aircraft utilization; (ii) the 11.8% increase in the WTI oil price, in turn pushing up variable costs (handling, aircraft cleaning and others); (iv) higher salaries, wages and benefits due to the need to hire more employees in order to keep pace with the Company’s demand increase; and (v) the upturn in depreciation and amortization expenses as a result of the changes to accounting practices in 1Q10.

       In comparison with 2Q10, operating costs climbed by 4.4%, mainly due to: (i) higher engine maintenance expenses due to the preparation of the fleet for the expected upturn in demand in the fourth quarter; (ii) advertising expenses from the Company’s new institutional campaign; (iii) increased operational volume, leading to an upturn in costs directly related to the Company’s operations (handling, aircraft cleaning and others); (iv) expenses from consulting and advisory services related to the implementation of the Shared Services Center and the new budget planning methodology for 2011 (zero base budget) and; (v) the 1.5% upturn in fuel expenses.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Operating Expenses per ASK*	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Fuel	(5.00)	(4.75)	5.3%	(5.17)	-3.3%
Salaries, Wages and Benefits	(2.69)	(2.72)	-1.0%	(2.82)	-4.4%
Aircraft Rent	(1.12)	(1.49)	-24.6%	(1.24)	-9.0%
Aircraft Insurance	(0.10)	(0.13)	-23.9%	(0.10)	-2.9%
Sales and Marketing	(0.78)	(1.00)	-21.5%	(0.80)	-1.9%
Landing Fees	(0.72)	(0.76)	-5.0%	(0.70)	3.3%
Aircraft and Traffic Servicing	(0.96)	(0.99)	-3.0%	(0.92)	4.2%
Maintenance, Materials and Repairs	(1.16)	(0.68)	69.8%	(0.88)	31.2%
Depreciation and Amortization	(0.55)	(0.46)	17.9%	(0.73)	-25.0%
Other Operating Expenses	(0.73)	(0.70)	4.1%	(0.52)	39.3%
Total (CASK)	(13.81)	(13.68)	0.9%	(13.87)	-0.4%
CASK Excluding Fuel Expenses	(8.81)	(8.93)	-1.4%	(8.70)	1.3%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

       Operating costs per ASK (CASK) amounted to R$13.81 cents (R$) in 3Q10, 0.9% up on the 13.68 cents (R$) recorded in 3Q09. As a result, there was some dilution of 3Q10 CASK in nominal terms, thanks to a combination of: (i) the 13.5% increase in capacity; (ii) the 8.3% rise in aircraft utilization; and (iii) the 2.7% extension of the average stage length in order to prepare GOL’s route network for the fourth quarter (the year’s peak season). In comparison with 2Q10, CASK dipped by 0.4%.

       CASK excluding fuel expenses (CASK ex-fuel) stood at 8.81 cents (R$), 1.4% down on the 8.93 cents (R$) recorded in 3Q09, due to the same factors mentioned above, but offset by the 13.5% increase in capacity, which diluted fixed costs. In comparison with 2Q10, there was a 1.3% increase as a result of: (i) an aircraft utilization rate 2.8% lower, but compensated by an increase of 4.9% of seats for the largest number of operating aircraft in the quarter; and (ii) maintenance cost per ASK increased 69.8% over the previous quarter. If we ignore the increase in maintenance  costs per ASK, CASK ex-fuel, would fell by 7.2% compared to 3Q09 and 2.1% compared to 2Q10.

       Aircraft fuel costs totaled R$580.1mm in the quarter, 19.5% up on 3Q09 due to: (i) the 11.8% growth in the cost of WTI jet fuel, partially offset by the 6.3% average depreciation of the Dollar against the Real; and (ii) higher fleet productivity (12.7 block hours/day in 3Q10 versus 12.1 in 3Q09), leading to an 11.0% upturn in the number of hours flown and a consequent increase in fuel costs (14.0% rise in consumption (liters) between the two periods).

       In comparison with 2Q10, despite the 2.1% decline in the cost of WTI jet fuel, aircraft fuel costs moved up by 1.5% due to operational increase of 4.6% in flight hours and 2.4% in landing and takeoff. In per-ASK terms, there was a 5.3% increase in comparison to 3Q09 and a 3.3% decline over 2Q10.

       Salaries, wages and benefits grew by 12.4% over 3Q09 to R$312.5mm, chiefly due to the 6% pay rise approved in December 2009 and the 5.6% expansion of the workforce, especially in the operational, airport and call center areas, in turn fueled by the need to keep pace with the growth in the Company's operations caused by the sustainable increase in demand in both the domestic and the international markets (respective growth of 17.7% and 78.0%).

            In comparison with 2Q10, salaries, wages and benefits edged up by 0.3% due to an 4.5% increase in the number of hours flown and, consequently, the hourly compensation paid to flight crew, and the 2.5% expansion of the workforce in the operational area (pilots and co-pilots) in 6% to keep pace with the continuous growth in sector demand (+23.3% on the total route network). These effects were partially offset by the gradual decline in provisions for employee profit sharing based on the stock option plan, as mentioned in our 2Q10 release. In per-ASK terms, these costs fell by 1.0% and 4.4%, respectively, over 3Q09 and  2Q10.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

            Aircraft leasing costs totaled R$130.4mm, 14.4% down year-over-year, given that part of 2Q09 leasing expenses had been renegotiated with lessors and redistributed in 3Q09 (as disclosed in the 3Q09 release). In the year-over-year comparison, leasing expenses were offset by: (i) the average 6.3% depreciation of the Dollar against the Real between the two periods; (ii) the higher number of aircraft under financial leasing (35 in 3Q10, versus 28 in 3Q09); and (iii) the return of 11 B737-300s under operational leasing, which helped reduce quarterly expenses by approximately R$9million.

       In comparison to 2Q10, leasing costs fell by 4.5%, chiefly due to the return of the above-mentioned B737-300s under operating leases (five aircraft were returned in the period, totaling 11 in 2010), and the 2.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs declined by 24.6% over 3Q09 and 9.0% over 2Q10.

       Aircraft insurance fell by 13.6% from R$13.3mm in 3Q09 to R$11.5mm in 3Q10, due to the interim reduction in the fleet from 124 to 121 aircraft and the 6.3% appreciation of the Real against the Dollar, given that these contracts are executed in foreign currency. In comparison with 2Q10, there was an increase of 1.8%, due to  more days in 3Q10 (92 days) comparing to 3Q09 (91 days) (considering that aircraft insurance cost appropriation is on daily basis). In per-ASK terms, these costs fell by 23.9% and 2.9%, respectively over 3Q09 and 2Q10.

       Sales and marketing expenses fell by 10.9% from R$101.8mm in 3Q09 to R$90.7mm in 3Q10, due to the elimination of ticket sale commissions for travel agents as of February 2010.

       Compared to 2Q10, these expenses moved up by 2.9% due to the R$17.0mm upturn in advertising expenses from the new institutional campaign and the R$1.3mm increase in commissions paid to credit card administrators due to the increase in direct sales to the detriment of travel agency sales. In per-ASK terms, these expenses fell by 19.4% over 3Q09 and climbed by 0.9% over 2Q10.

       Landing fees totaled $83.7 million in 3Q10 and 7.8% above the R$ 77.6 million in 3Q09, due to an increase of 8.1% in the number of departures between the two periods and larger number of operations at international airports in South America (that have higher fees) with B767 aircraft (with higher unit cost compared to domestic flights with the model 737). This increase was partially offset by a decrease of 6.3% in the dollar between the periods. Compared to 2Q10, there was an increase of 8.4% for the same reasons cited above. For ASK, these rates declined by 5.0% compared with 3Q09 and up 3.3% versus 2Q10.

       Aircraft and traffic servicing expenses totaled R$110.9mm, 10.1% up on the R$100.7mm recorded in 3Q09, due to the increase in operational volume (8.1% upturn in arrivals and departures), which pushed up the Company’s variable costs, such as delivery, dispatch and handling services, among others.

       In comparison with 2Q10, these expenses grew by 9.3% for the same reasons (in the quarter-over-quarter comparison arrivals increased by 2.4%). Further upward pressure came from additional expenses from consulting and advisory services related to the implementation of the Company's new budget planning method (zero base budget) and the Shared Service Center, which began operations in October/2010 aiming to improve the quality and productivity of the Company’s operations. In per-ASK terms, these costs declined by 3.0% over 3Q09 and by 4.2% over 2Q10.

       Maintenance, materials and repairs came to R$134.0mm, 92.8% up on the R$69.5mm recorded in 3Q09, due to: (i) increased fleet utilization since 3Q09, resulting in engine maintenance expenses of R$45.0mm – this concentration is natural, given that GOL has been increasing fleet utilization since June 2009, anticipating the removals scheduled for 2011 and 2012. The increase in the number of engines restored is offset bu the dilution of fixed costs from the increase in utilization rate; and (ii) costs of approximately R$10mm from the use of wheel and brake repair materials for the same reasons. In per-ASK terms, these costs rose by 69.8% and 31.2% over 3Q10 and 2Q10 respectively.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

       Depreciation and amortization expenses totaled R$63.3mm in 3Q10, 33.9% up on the R$47.2mm reported in 3Q09, due to: (i) the higher number of aircraft under financial leasing (35 in 3Q10, versus 28 in 3Q09); and (ii) the change in the Company’s estimate for the depreciation of maintenance costs for engines under financial leasing, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years (as discussed in the 1Q10 release.) In comparison with the R$80.4mm recorded in the previous quarter, these expenses fell by 21.3% due to the regularization of the R$12.8mm booked in 2Q10 and the end of software amortization. In per-ASK terms they rose by 17.9% over 3Q09 and fell by 25.0% over 2Q10.

       Other operating expenses (mainly accommodation, direct passenger expenses crew travel and accommodation, equipment leasing and general and administrative expenses) totaled R$84.8mm in 3Q10, 11.8% up on 3Q09 due to increased traffic on the Company’s route network, which pushed up the number of overnight crew stops, and increased: (i) crew accommodation expenses by 17.0%; (ii) crew transportation expenses by 7.8%; (iii) Company travel expenses by 16.6%; and (iv) increase in direct passenger expenses by R$11mm due to the higher number of passengers transported between the periods (up by 23.3%). In comparison with 2Q10, there was a 46.1% upturn influenced by the benefits obtained from the automation of the Company’s internal controls systems and more efficient controls over general and administrative expenses (as stated in the release of 2Q10). In per-ASK terms, these expenses increased by 4.1% over 3Q09 and by 39.3% over 2Q10.

Operating Result *

Operating Results (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
EBIT	187,2	99,1	88,9%	57,3	226,9%
Margin	10,5%	6,6%	+3,8 pp	3,6%	+6,9 pp
per ASK	1,61	0,97	66,4%	0,52	211,6%
EBITDA	250,5	146,3	71,2%	137,6	82,0%
Margin	14,0%	9,8%	+4,2 pp	8,7%	+5,3 pp
per ASK	2,16	1,43	50,7%	1,25	73,5%
EBITDAR	380,9	298,7	27,5%	274,2	38,9%
Margin	21,3%	20,0%	+1,3 pp	17,2%	+4,1 pp
per ASK	3,28	2,92	12,3%	2,48	32,4%

       The 3Q10 operating margin stood at 10.5%, 3.8 p.p. above the 6.6% recorded in 3Q09 and 6.9 p.p. higher than the 3.6% reported in 2Q10. The third quarter was one of high domestic demand, when the Company facilitated access to air transport on the part of Brazil’s emerging middle class through dynamic fare management (benefiting passengers who purchase their tickets in advance),which, together with increased productivity, higher cost efficiency, and regularity and punctuality indices above the industry's average, generated the Company’s highest operating margin since the acquisition of VRG.

       EBITDAR stood at R$380.9mm, with an EBITDAR margin of 21.3%, 1.3 p.p. above the 20.0% recorded in 3Q09 (on EBITDAR of R$298.7mm) and 4.1 p.p. above the 17.2% reported in 2Q10 (on EBITDAR of R$274.2mm) for the same reasons mentioned above. This quarter's EBITDAR was the highest for the period since the acquisition of VRG.

* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-GAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BRGAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Hedge Result

       The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 3Q10	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Operating Result	-	-	-	-
Subtotal – Financial Result	(10.0)	(34.7)	(2.4)	(47.0)
Total	(10.0)	(34.7)	(2.4)	(47.0)
OCI (gross value)	(2.1)	-	-	(2.1)

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities classified as available for sale, and derivative operations classified as cash flow hedges or net foreign investment hedges.

       In the third quarter of 2010, the Company recognized a net loss from hedge operations of R$47.0mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$12.0mm in the same period.

       Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$10.0mm in the quarter.

       Of this total, losses of R$1.0mm were considered ineffective (for hedge accounting purposes)  from contracts maturing in 3Q10 (accrual basis), and losses of R$9.0mm from contracts maturing in the future, but which were booked in advance under the financial result.

       Foreign exchange: generated losses of R$34.7mm recognized as financial expenses. Of this total, losses of R$2.6mm were from contracts maturing in 3Q10, and losses of R$26.1mm were from contracts maturing in the future, but which were booked in advance. The Company also reported losses of R$6.0mm booked under financial expenses referring to a Dollar x CDI swap contracted to protect a debt against the exchange variation. Those operations were not designed for hedge accounting purposes.

       Interest: net loss of R$2.4mm, of which gain of R$0.1mm were considered effective and booked under the financial result, and losses of R$2.5mm from non-hedge derivatives were booked as financial expenses.

Hedge Operations – Mark to Market Value	4Q10	1Q11	2Q11	3Q11	4Q11	Total
Fuel
Notional Volume in Barrels ('000)	2,087	1,149	366	391	195	4,188
Notional Volume in Liters ('000)	331,791	182,668	58,187	62,161	31,001	665,808
Price per Barrel (US$) *	89.56	90.21	101.47	90.94	84.65	90.65
Mark-to-Market Value (R$MM) **	316.7	175.6	62.9	60.2	27.8	643.2
Foreign Exchange
Notional Value in US$ MM	203.0	108.0	52.3	13.7	-	377.0
Agreements Average Exchange Rate	1.8193	1.8318	1.7478	1.7269	-	1.8096
Total in R$MM	369.3	197.8	91.3	23.7	-	682.2

* Weighted average among derivative strikes. Average for cap prices only.

** On 09/30/2010, the exchange rate was R$1.6942 / US$1.00.

       GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly to monitor and sets 24-month targets on a rolling basis,. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

       The vast majority of the financial instruments used for hedging purposes consist of WTI and Dollar call options, WTI collars and swaps, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

       The 3Q10 net financial result was an expense of R$20.3mm versus revenue of R$58.5mm in 3Q09 and an expense of R$113.2mm in 2Q10.

Financial Result (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Interest Expenses	(84.6)	(75.7)	11.7%	(81.3)	4.1%
Finance Leases	(21.5)	(19.5)	10.3%	(22.9)	-5.8%
Other Interest Expenses	(62.9)	(56.2)	11.9%	(58.4)	7.7%
Exchange Variation	90.5	163.5	-44.6%	(29.9)	nm
Interest and Investment Income	28.2	22.1	27.5%	25.7	9.5%
Hedge Results	(47.0)	(51.2)	-8.2%	(25.7)	82.6%
Other	(7.4)	(0.2)	4,402.6%	(2.1)	261.8%
Net Financial Results	(20.3)	58.5	nm	(113.2)	-82.1%

       Interest expenses totaled R$84.6mm, 11.5% up on 3Q09, chiefly due to: (i) higher interest expenses with the senior notes maturing in 2020, issued in July 2010; (ii) the larger number of aircraft classified under financial leasing (35 in 3Q10, versus 28 in 3Q09). In comparison to 2Q10, however, these expenses increased by 4.1%, chiefly due to: (i) the 1.2 p.p. upturn in the CDI interbank rate, to which the interest on the debentures is tied, and (ii) higher interest expenses with the issue of senior notes maturing in 2020, offset by the 6.0% appreciation of the Real (end of period), affecting interest payments on the foreign-currency debt, which closed 3Q10 at R$2,850.0mm.

       The exchange variation generated revenue of R$90.5mm in 3Q10, mainly due to the impact of the 6.0% appreciation of the Dollar on the Company’s foreign-currency debt (79.1% of its total debt), versus revenue of R$163.5mm in 3Q09 due to the 8.9% appreciation of the Real against the Dollar. In 2Q10 there was a R$29.9mm expense due to the 1.2% depreciation of the Real.

       Interest and investment income was positive by R$28.2mm in 3Q10, 27.5% up on the R$22.1mm recorded in 3Q09, and 9.5% more than the R$25.7mm reported in 2Q10, both increases being due to financial gains from investing the Company’s total cash, which is already equivalent to 26.3% of net revenue in the last twelve months (versus 24.7% in 2Q10 and 11.1% in 3Q09).

       Other financial expenses totaled R$7.4mm versus expenses of R$0.2mm in 3Q09 and R$2.1mm in 2Q10. In both cases, the upturn was due to banking expenses and commissions related to the senior notes maturing in 2020, issued in July 2010.

Income Tax

Income taxes (R$)	3Q10	3Q09	Var.%	2Q10	Var.%
Current Income Tax	1.1	-	319.3%	11.9	-90.7%
Deferrend Income Tax	(58.0)	(79.7)	-27.2%	(7.9)	638.7%
Net Financial Results	(56.9)	(79.7)	-28.6%	4.0	nm

       Total 3Q10 income tax was an expense of R$56.9 million, versus an expense of R$79.7mm in 3Q09 and a benefit of R$4.0mm in 2Q10. The R$1.1mm benefit in the current income tax line in 3Q10 was basically due to the taxable income basis calculated in accordance with Law no. 6.404/76.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

       In comparison with 2Q10, the variation in the deferred income tax line was caused by temporary differences which generate a deferred income tax liabilities due to the impact of the exchange variation on financial leasing. In addition, 3Q09 was impacted by the increase in aircraft financial leasing operations and its exchange rate variation effects.

Net Result

       GOL posted net income of R$110.0mm in 3Q10, versus net income of R$77.9mm in 3Q10 and a net loss of R$51.9mm in 2Q10, chiefly due to: (i) the 23.3% upturn in demand, which pushed up operating revenue thanks to more affordable fares, which made flying more attractive to the emerging middle class; (ii) the 2.4% appreciation of the Real against the Dollar in the quarter; and (iii) lower aircraft leasing costs due to the return of all the B737-300 aircraft under operational leasing.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
In Reais	2,084.8	1,216.0	71.4%	1,839.8	13.3%
Cash and Financial Assets	1,767.7	662.8	166.7%	1,589.3	11.2%
Short Term Receivables	317.1	553.2	-42.7%	250.5	26.6%
Total Liquidity	2,084.8	1,216.0	71.4%	1,839.8	13.3%

       Total cash (cash and investments) ended the quarter at R$ 1,767.7 million, an increase of 11.2% compared to 2Q10, and 166.7% compared to 3Q09. Cash now represents 5.2 times the obligations of the next 12 months, and are composed as follows: (i) cash balance of R$1,159.8 million; (ii) R$457.8 million in highly liquid investments; and (iii) R$150.0 million in restricted deposits released 24 hours after the 3Q10 close (on September 30) in response to regulatory issues during the liquidation process of the operations related to stretching the debt profile (as described in the "loans and financing" section).

             In 3Q10, GOL recorded a cash balance equivalent to 26.3% of LTM net revenue, exceeding its initial target at least 25% of LTM net revenue in 2010. This level is in line with the Company’s continuous goal of reducing long-term liquidity risks by extending its financial commitments and consistently deleveraging its balance sheet through operational cash flow.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 3Q10, these receivables totaled R$317.1mm, 26.6% up on the R$250.5mm recorded in 2Q10, chiefly due to the increase in sales volume (forward bookings effect), caused by: (i) higher seasonality in the third quarter, especially due to the school vacations in July; and (ii) dynamic fare management, which reduced the number of empty seats by offering more affordable fares to passengers who purchase their tickets in advance.

       The 42.7% decline over the R$553.2mm recorded in 3Q09, was due to the larger number of discounted trade notes and the fact that 3Q09 usually has more forward bookings due to the third quarter’s more competitive price scenario.

Financing Debt (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Financing	1,623.9	1,665.1	-55.4%	1,767.0	-13.2%
Finance Leases	1,523.1	1,324.6	15.0%	1,661.0	-8.3%
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
Loans and Financings	1,949.0	1,352.4	44.1%	1,480.9	31.6%
Loans and Financings (ex-perpetual notes)	1,646.4	1,036.1	58.9%	1,159.4	42.0%
Perpetual Notes	302.6	316.3	-4.3%	321.5	-5.9%
Accumulated Interest	31.0	26.9	15.2%	22.5	37.8%
Gross Debt	3,604.0	3,044.4	18.4%	3,270.4	10.2%
Operating Leases (off-balance)	2,302.5	2,646.9	-13.0%	2,588.9	-11.1%
Total Loans and Financing	5,906.4	5,691.3	3.8%	5,859.3	0.8%

 * The sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

On September 30, 2010, total loans and financings came to R$3,604.0mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 7.6 years and an average rate of 12.1% for local-currency debt and 7% for dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$3,301.3mm, 12.0% up on 2Q10, due to: (i) the 4th debenture issue totaling R$600mm, the proceeds of which were used to finance working capital, pay suppliers and settle the outstanding balance of the 3rd debenture issue in the amount of R$378mm; and (ii) the US$300mm senior notes issue in July 2010, whose proceeds was used to settle working capital credit lines (Itaú BBA, Bradesco and Banco Pine) and other debt maturing within three years.

       The total financial commitments, which total gross debt recorded on our balance sheet and projected payments for operational leasing contracts, in force between 2010 and 2021 (based on June 30), totaled R$ 5,906.4 million in the quarter, an increase of 0.8% compared to 2Q10, mainly due to the issuance of debentures and senior notes, partially offset by the settlement of the lines of working capital in 3Q10, and other debt maturing within the horizon of 3 years. In comparison with the 3Q09, there was an 3.8% increase due to the same factors described above.

Aircraft Financing (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Short Term (Foreign Currency)	220.7	459.9	-52.0%	252.6	-12.6%
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
Finance Leases	119.9	119.4	0.4%	146.6	-18.2%
Long Term Debt (Foreign Currency)	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Financial Leases	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Total Aircraft Financing	1,624.0	1,665.1	-2.5%	1,767.1	-8.1%

       At the end of 3Q10, aircraft acquisition financing totaled R$1,624.0mm, mainly composed of:

▪  A credit line for the prepayment of aircraft acquisitions (PDP Facility II), whose outstanding balance closed 3Q10 at R$100.8mm and which will be used to prepay four of the seven aircraft due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank.

▪  Financial leasing operations, which totaled R$1,523.1mm, are financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. Compared to 2Q10, the number of aircraft classified as financial leasing remained the same and there was a reduction of 8.3% in total debt, due to period amortizations and the 6.0% reduction in the dollar exchange rate.

Financial Debt Schedule (R$ MM)	2010	2011	2012	2013	2014	2014	Total
In R$	40.9	9.0	38.9	33.9	17.0	612.9	752.7
BDMG I e II	3.5	0.8	3.2	6.6	4.4	12.9	31.4
BNDES	14.4	3.6	8.4	-	-	-	26.3
BNDES-Safra	23.0	6.2	28.9	28.9	14.2	-	101.1
Debentures		(1.6)	(1.6)	(1.6)	(1.6)	600.0	593.9
Foreign Currency	45,2	(1.3)	(1.3)	(1.3)	(1.3)	853.9	894.1
IFC	42.4	-	-	-	-	-	42.4
FINIMP	2.8	-	-	-	-	-	2.8
Senior Notes	-	(1.3)	(1.3)	(1.3)	(1.3)	853.9	848.9
Total Aircraft Financing	85.9	7.7	37.6	32.6	15.7	1,466.9	1,646.4

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Financial Ratios	3Q10	3Q09	Var.%	2Q10	Var.%
% of Foreign Currency Debt (balance sheet)	79.1%	79.9%	-0.8 pp	80.6%	-1.5 pp
Cash and Equivalents as % of LTM Net Revenues	26.3%	11.1%	+15.1 pp	24.7%	+1.6 pp

Net Debt (R$ MM)	1,836.2	2,381.7	-22.9%	1,681.1	9.2%
Net Debt Excluding Perpetual Bond & PDP Facility	1,432.8	1,724.8	-16.9%	1,253.6	14.3%
Net Financial Commitments	4,138.7	5,028.6	-17.7%	4,270.0	-3.1%
Adjusted Gross Debt	7,532.4	8,051.2	-6.4%	7,352.4	2.4%
Adjusted Net Debt	5,764.7	7,388.4	-22.0%	5,763.1	0.0%
Adjusted Gross Debt/EBITDAR LTM	5.6	6.6	-15.2%	5.8	-3.4%
Adj. Gross Debt/EBITDAR + Interest Revenue LTM	5.2	5.9	-11.9%	5.4	-3.7%
Adjusted Net Debt/EBITDAR	4.3	6.1	-29.5%	4.5	-4.4%
Adjusted Net Debt/EBITDAR + Interest Revenue LTM	4.0	5.4	-25.9%	4.2	-4.8%
Adj. Gross Debt to Adj. Capitalization (balance sheet)	0.7	0,8	-12.5%	0.7	0.0%
Adj. Gross Debt to Adj. Capitalization (market cap)	1.0	0,7	42.9%	0.8	25.0%
EBITDA / Financial Expenses*	2.5	1,7	47.1%	2.2	13.6%
Financial Commitments */EBITDAR*	3.1	4,1	-24.4%	3.4	-8.8%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 24 of the financial statements) less cash and cash equivalents and short-term financial investments

2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt less cash and cash equivalents and short-term financial investments

3Price of R$25.95 per share.

Loans and Financings (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Short Term	337.6	895.8	-62.3%	596.8	-43.4%
In Reais	42.4	401.2	-89.4%	209.6	-79.8%
Working Capital	-	160.0	nm	125.0	nm
BNDES	14.4	14.4	0.0%	14.4	0.0%
BNDES-Safra	23.0	-	nm	13.4	72.1%
BDMG	3.5	2.8	24.1%	3.2	7.5%
Debentures	-	220.8	nm	46.3	nm
Interest	1.5	3.3	-52.8%	7.4	-79.2%
In Foreign Currency	295.3	494.6	-40.3%	387.2	-23.7%
Working Capital	-	-	nm	101.5	nm
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
IFC Loan	42.4	11.1	281.1%	15.0	182.1%
FINIMP	2.8	-	nm	2.9	-6.0%
Financial Leases	119.9	119.4	0.4%	146.6	-18.2%
Interest	29.5	23.7	24.5%	15.2	94.4%
Long-Term	2,963.7	1,832.3	61,7%	2,352.2	26.0%
In Reais	711.6	210.8	237.5%	425.6	67.2%
BNDES	12.0	26.3	-54.5%	15.5	-23.1%
BNDES-Safra	78.2	-	nm	54.1	44.5%
BDMG	27.9	10.8	158.4%	8.4	231.8%
BDMG II	-	-	nm	20.2	nm
Debentures	593.5	173.7	241.6%	327.3	nm
In Foreign Currency	2,252.1	1,621.5	38.9%	1,926.6	16.9%
IFC Loan	-	48.2	nm	37.5	nm
Financial Leases	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Senior Notes	848.9	368.1	130.6%	374.6	126.6%
Gross Debt Including Perpetual Bonds	3,301.3	2,728.1	21.0%	2,948.9	12.0%
Perpetual Bonds	302.6	316.3	-4.3%	321.5	-5.9%
Gross Debt	3,604.0	3,044.5	18.4%	3,270.4	10.2%

* Some calculations may not match due to rounding up or down.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Fleet and Fleet Plan

       The Company closed 3Q10 with an operational fleet of 112 aircraft and a total fleet of 121 aircraft, with an average age of 6.8 years. This quarter, GOL took delivery of two Boeing 737-800NG SFPs, replacing one Boeing 737-300 and two Boeing 737-800s.

Operating Fleet	Seats(1)	3Q10	3Q09	Var.#	2Q10	Var.#
Regular Flights
B737-300	141	1	5	(4)	-	1
B737-700 NG	144	40	43	(3)	42	(2)
B737-800 NG	177	15	21	(6)	17	(2)
B737-800 NG SFP	187	52	40	12	52	-
Sub Total	18.280	108	109	111	111	(3)
Charters	Seats(2)	3Q10	3Q09	Var.#	2Q10	Var.#
B767-300 ER	218	4	-	4	4	0
Sub Total(2)	19.152	112	109	3	115	-(3)
Non Operating Fleet	Seats(1)	3Q10	3Q09	Var. #	2Q10	Var. #
B737-300	141	3	7	(4)	5	(2)
B737-700 NG	144	2	-	2	-	2
B737-800 NG	177	2	2	-	-	2
B737-800 NG SFP	187		-	-	-	-
B767-300 ER(3)	218	2	6	(5)	2	(1)
Sub Total(4)	1,501	9	15	(6)	7	2
Total	20,653	121	124	(4)	122	-

       (1) Total number of seats in 3Q10.

       (2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

       (3) Of the three B737-300s excluded from the operational fleet but still part of the total fleet, are grounded and in the final stages of devolution.

       (4) Of the six B767-300/200s, one is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola. The remaining four B767-300/200s were reinstated in the operating fleet to meet growing demand for long-haul charter flights. The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 121 aircraft, 86 were under operational leases and 35 under financial leases. GOL also has purchase options on 29 aircraft when their leasing contracts terminate.

       Continuing GOL’s strategy of fleet renewal and modernization, included in the growth plan, GOL signed an agreement to acquire up to 30 B737-800 NG with Boeing. With this, GOL will have 104 firm orders and 40 options, which advances for aircraft purchase will begin in 2012. The firm orders valued at approximately US$2.7 billion (R$4.6 billion) based on the aircraft list price are scheduled for delivery between 2014 and 2017. The new aircraft order just complete the current fleet plan of the Company's fleet by 2014 without increasing its current capacity.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125

includes SFP aircraft (Short Field Performance)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Aircraft Payments Forecast (R$MM)	2010	2011	2012	2013	2014	>2014	Total
Pre-Delivered Deposits	21.2	194.4	408.7	486.8	451.5	435.1	1,997.7
Aircraft Acquisition Commitments	468.9	897.8	392.5	2,142.9	3,437.5	6,839.1	14,178.7
Total	490.1	1,092.2	801.2	2,629.7	3,889.0	7,274.2	16,176.4

* List prices

Capex

       GOL invested R$146.8mm in 3Q09, 52% of which in the acquisition of aircraft for delivery between 2010 and 2012 (pre-delivery deposits); 42% in the purchase of parts; and 6% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the third hangar). Year-to-date investments totaled R$387.3mm, 73% of which in pre-delivery deposits for aircraft acquisitions, 23% in parts purchases and 4% in bases, IT and the expansion of the maintenance center. Annual capex this year is estimated at R$450mm.

       Ownership Breakdown

Shareholder	ON	%	PN	%	Total	%
Fundo de Investimento em Participações Volluto	137,032,718	100.0	36,402,979	27.3	173,435,697	64.2
Board	16	-	1,891,707	1.4	1,891,723	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Alliance Bernstein L.P.	-	-	8,510,417	6.4	8,510,417	3.1
Free-Float	-	-	85,945,615	64.5	85,945,615	31.8
Total	137,032,734	100.0	133,205,143	100.0	270,237,877	100.0

Summary: 2010 Guidance

2010 Guidance	Low	High
Brazilian GDP Growth	6.0%	7.0%
Domestic Demand Growth (%RPKs)	14.0%	21.0%
Supply and Demand Growth in Relation to GDP	2.5x	3.0x
Passengers Tranported (MM)	31.5	36.5
GOL Capacity (ASKs billion)	45.0	47.2
Fleet (end of period)	111	111
Yield (R$ cents)	19.50	21.00
GOL Demand (RPKs billion)	31.5	33.0
Departures (000)	290	300
CASK Ex-fuel (R$ cents)	8.9	8.5
Fuel Liters Consumed (billion)	1.45	1.47
Fuel Price (R$/liter)	1.70	1.58
Average WTI (US$/barrel)	82	77
Average Exchange Rate (R$/US$)	1.85	1.72
Operating Margin (EBIT)	10%	13%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

About GOL Linhas Aéreas Inteligentes S.A.

       GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 52 destinations that connect all the important cities in Brazil, as well as 13 major destinations in South America and the Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company – via its GOL, Varig, Gollog, Smiles and VoeFácil brands – offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

  This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	External Disclosure IFRS

Balance Sheet (R$`000) IFRS	3Q10	2Q10
Assets	8,793,816	8,601,342
Current Assets	2,488,915	2,258,750
Cash and Cash Equivalents	1,159,849	1,517,990
Financial Assets	457,878	31,879
Restricted Cash	150,015	39,467
Trade and Other Receivables	317,058	250,460
Inventories of Parts and Suplies	157,095	166,672
Recoverable Income Taxes	112,971	101,699
Deposits	-	1,937
Prepaid Expenses	94,474	109,098
Other Current Assets	39,575	39,549
Non-Current Assets	4,599,576	4,567,622
Property and Equipment, Net	3,328,034	3,307,274
Intangible Assets	1,271,542	1,260,348
Other Non-Current Assets	1,705,325	1,774,970
Prepaid Expenses	56,544	58,887
Deposits	753,780	821,939
Deferred Income Taxes	852,075	852,446
Restricted Cash	33,823	33,082
Other Current Assets	9,103	8,616
Liabilities and Shareholders’ Equity	8,793,816	8,601,342
Current Liabilities	1,563,596	2,123,207
Short-Term Borrowings	337,648	596,769
Accounts Payable	171,540	465,661
Salaries, Wages and Benefits	228,670	205,465
Tax Obligations	44,456	43,239
Sales Tax and Landing Fees	77,694	71,203
Advance Ticket Sales	453,923	429,837
Provisions	28,347	28,039
Mileage Program	65,276	71,621
Customers advance	51,345	116,103
Dividends payable	577	576
Other Current Assets	104,120	94,704
Non-Current Liabilities	4,394,894	3,764,215
Long-Term Debt	3,266,333	2,673,656
Mileage Program	190,387	208,895
Advance for Costumers	39,961	46,859
Deferred Income Taxes	621,111	561,129
Provision	85,897	65,485
Tax Obligations	99,753	96,764
Other Non-Current Liabilities	91,452	111,427
Shareholder’s Equity	2,835,326	2,713,920
Issued Share Capital	2,182,007	2,181,801
Capital Reserves	60,263	60,263
Treasury Shares	(11,887)	(11,887)
Other Reserves	3.774	32,192
Retained Earnings	601,189	451,551

Income Statement (R$’000) IFRS	3Q10	3Q09	% Var.	2Q10	% Var.	2009	2008	% Var.
Net operating revenues	1,788,935	1,496,657	19.5%	1,590,854	12.5%	1,788,935	1,496,657	19.5%
Passenger	1,601,145	1,268,513	26.2%	1,410,679	13.5%	1,601,561	1,268,513	26.3%
Cargo and Other	187,790	228,144	-17.7%	180,175	4.2%	187,824	228,144	-17.7%
Operating Costs and Expenses	(1,601,736)	(1,397,570)	14.6%	(1,533,584)	4.4%	(1,601,745)	(1,397,570)	14.6%
Salaries, Wages and Benefits	(312,472)	(278,015)	12.4%	(311,568)	0.3%	(312,472)	(278,015)	12.4%
Aircraft Fuel	(580,096)	(485,372)	19.5%	(571,697)	1.5%	(580,096)	(485,372)	19.5%
Aircraft Rent	(130,403)	(152,345)	-14.4%	(136,541)	-4.5%	(130,403)	(152,345)	-14.4%
Aircraft Insurance	(11,490)	(13,299)	-13.6%	(11,284)	1.8%	(11,492)	(13,299)	-13.6%
Sales and Marketing	(90,713)	(101,824)	-10.9%	(88,115)	2.9%	(90,713)	(101,824)	-10.9%
Landing Fees	(83,658)	(77,596)	7.8%	(77,191)	8.4%	(83,658)	(77,596)	7.8%
Aircraft and Traffic Servicing	(110,883)	(100,669)	10.1%	(101,424)	9.3%	(110,883)	(100,669)	10.1%
Maintenance Materials and Repairs	(134,003)	(69,508)	92.8%	(97,371)	37.6%	(134,003)	(69,508)	92.8%
Depreciation	(63,253)	(47,245)	33.9%	(80,370)	-21.3%	(63,253)	(47,245)	33.9%
Other	(84,765)	(71,697)	18.2%	(58,022)	46.1%	(84,772)	(71,697)	18.2%
Operating Result (EBIT)	187,199	99,087	88.9%	57,270	226.9%	187,190	99,087	88.9%
EBIT Margin	10.5%	6.6%	+3.8pp	3.6%	+6.9pp	10.5%	6.6%	+3.8pp
Other Income (expense)	(20,307)	58,489	-134.7%	(113,204)	-82.1%	-6,549	58,489	-111.2%
Interest Expense	(84,621)	(61,932)	36.6%	(81,282)	4.1%	(84,459)	(75,747)	11.5%
Interest Revenue	28,181	9,600	193.6%	25,727	9.5%	2,889	2,674	8.0%
Exchange Variation Gain (loss)	90,541	160,769	-43.7%	(29,865)	-403.2%	95,835	163,520	-41.4%
Net Hedge Results	(46,989)	(40,965)	14.7%	(25,733)	82.6%	31,084	22,058	40.9%
Other Expenses, Net	(7,419)	(8,983)	-17.4%	(2,051)	261.8%	(51,898)	(54,016)	-3.9%
Income (loss) Before Income Taxes	166,892	157,576	5.9%	(55,934)	-398.4%	180,641	157,576	14.6%
Income Taxes (expense) Benefit	(56,921)	(79,691)	-28.6%	4,027	-1513.5%	(65,693)	(79,691)	-17.6%
Net Income (loss)	109,970	77,885	41.2%	(51,907)	-311.9%	114,948	77,885	47.6%
Net Margin	6.1%	5.2%	+0.9pp	-3.3%	+9.4pp	6.4%	5.2%	+1.2pp
EBITDA	250,452	146,332	71.2%	137,640	82.0%	250,444	146,332	71.1%
EBITDA Margin	14.0%	9.8%	+4.2pp	8.7%	+5.3pp	14.0%	9.8%	+4.2pp
EBITDAR	380,855	298,677	27.5%	274,181	38.9%	380,846	298,677	27.5%
EBITDAR Margin	21.3%	20,0%	+1.3pp	17.2%	+4.1pp	21.3%	20.0%	+1.3pp

Cash Flow Statements (R$`000) IFRS	3Q10	3Q09
Net income for the period	109,970	77,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	63,563	47,245
Provision for doubtful accounts	1,085	(3,670)
Provision for judicial lawsuits	16.209	(1,364)
Provision for invetories obsolescence	8,574	-
Deferred income taxes	58,028	79,955
Share-based payments	6,287	1,033
Exchange and monetary variations, net	(63,023)	(163,520)
Interest on loans	103,890	(61,932)
Financial instruments results, net	(30,594)	49,700
Mileage program	(24,853)	(4,040)
Return of aircraft provision	(8,346)	-
Other non-monetary items	4,210	37,595
Changes in operating assets and liabilities:
Trade and other receivables	(67,683)	(15,583)
Changes in inventories	1,003	36,057
Deposits	8,273	(11,485)
Other assets	4,709	14,624
Prepaid expenses, recoverable taxes and other credits	(21,335)	14,693
Suppliers	(294,121)	23,034
Advance ticket sales	24,086	52,157
Advances from customers	(101,502)	52,156
Tax obligations	22,757	14,616
Insurance provision	3,110	(452)
Sales tax and landing fees	6,491	(4,406)
Other liabilities	(2,302)	(112,455)
Cash provided by (used in) operating activities	(171,514)	121,843

Interest paid	(29,814)	(29,896)
Income tax paid	1,107	-
Net cash provided by (used in) operating activities	(200,221)	91,947

Cash flows from investing activities
Short term investments	(109,986)	(67,023)
Investments in restricted cash, net	(419,153)	(3,603)
Payment for property, plant and equipment	(12,183)	(88,878)
Payment for intangible assets	(15,729)	(22,097)
Net cash used in investing activities	(557,051)	(181,601)

Cash flows from financing activities
Loans and Financings	1,181,917	130.001
Raises	(656,968)	(15,749)
Payments	(114,857)	(46,000)
Financial leases payment	-	-
Capital increase	206	-
Net cash provided by financing activities	410,298	68,252

Effects of exchange rate changes on the balance of cash held in foreign currencies	(11,167)	-

Net decrease in cash and cash equivalents	(358,141)	(21,402)

Cash and cash equivalents at the beginning of the period	1,517,990	183,743
Cash and cash equivalents at the end of the period	1,159,849	162,341

Glossary of Industry Terms

     Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

     Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

     Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

     Average stage length: represents the average number of kilometers flown per flight.

     Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

     Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

     Charter: a flight operated by an airline outside its normal or regular operations.

     EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

     Lessor: the party renting a property or other asset to another party, the lessee.

     Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

     Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

     Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

     Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

     Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

     Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

     PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

     Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

     Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

     Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

     Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

     Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

     Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

     WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

     Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the capital by type, up to the individual level, on September 30, 2010:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
FIP Volluto	137,032,718	100.00	36,402,979	27.33	173,435,697	64.18
Alliance Bernstein L.P.	-	0.00	8,510,417	6.39	8,510,417	3.15
Others	16	0.00	88,291,747	66.28	88,291,763	32.67
Total	137,032,734	100.00	133,205,143	100.00	270,237,877	100.00

* Institution headquartered overseas, last information available at June, 2010.

Quotaholders of the Investment Fund in Holdings Volluto:

Quotaholders	Quotes	%
Henrique Constantino	31,312	25.00
Ricardo Constantino	31,312	25.00
Joaquim Constantino Neto	31,312	25.00
Constantino de Oliveira Junior	31,312	25.00
Total	125,248	100.00

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2010:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholder	137,032,718	100.00	36,402,979	27.33	173,435,697	64.18
Board Members	16	0.00	1,891,707	1.42	1,891,723	0.70
Executive Officers	-	-	-	-	-	-
Treasury shares	-	-	454,425	0.34	454,425	0.17
Market	-	-	94,456,032	70.91	94,456,032	34.95
Total	132,032,734	100.00	133,205,143	100.00	270,237,877	100.00

On September 30, 2010 the number of outstanding shares was 94,456,032 corresponding to 34.95% of the total shares.

The Company is in accordance with the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the general capital markets, in addition to those in the Regulation, in the Agreement of Adoption of Differentiated Practices of Corporate Governance Level 2 of BOVESPA and in the Regulation of Arbitration of the Market Arbitration Chamber.

COMMITMENT CLAUSE OF ADHESION TO THE ARBITRATION CHAMBER

The “Commitment Clause” consists of the arbitration clause, through which the Company, its Shareholders, Senior Management and the Bovespa undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them, related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions contained in Brazilian Corporate Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and the other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Level 2 Listing Regulations, Arbitration Regulations and Participation Agreement..

The Company don’t have Fiscal Committee installed since April, 2008.

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2009:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholder	114,197,142	100.00	59,795,617	52.36	173,992,759	76.18
Board Members	16	0.00	2,066,787	1.81	2,066,803	0.90
Executive Officers	-	-	-	-	-	-
Treasury shares	-	-	1,574,200	1.38	1,574,200	0.69
Market	-	-	50,760,551	44.45	50,760,551	22.22
Total	114,197,158	100.00	114,197,155	100.00	228,394,313	100.0

On September 30, 2009 the number of outstanding shares was 50,760,551 corresponding to 22.22% of the total shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.